411.9

04035660

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Afrion Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

FILE NO. 82- 4574 FISCAL YEAR 2-29-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/20/04

AfriOre
LIMITED

2004 ANNUAL REPORT






High-grade gold discovery drilled at Banankoro, Mali.

Additional gold targets identified at Banankoro.

Drilling underway at the FSC Witwatersrand-type gold project in South Africa.

A comprehensive exploration program identifies seven priority targets from the thirty-one targets investigated in Kenya.

103,875 hectares of rights acquired on prospective ground at Capricorn, adjacent to a new gold discovery in Namibia.

Exploration identifies drill-ready targets at Capricorn.

Drilling operations underway on three gold projects at the year-end.

Progress has been made in the disposal of AfriOre's coal assets.



MALI
AFRICA
Bananköro
KENYA
Ndori/Siaya
Gold Project
Coal Project
Diamond Project
AfriOre Operation
Capricorn
Dwaalboom
Springlake
Somkele
FSC
NAMIBIA
BOTSWANA
SOUTH AFRICA

In the past year, your Company has increased its gold exploration program and we are pleased to report that it has recorded a number of successful results. It is two years since management recommended that we increase the Company's focus on precious metals, and in particular on gold, and that decision is now vindicated by the sustained increase in the gold price in the past year.

The Company now has a well-established portfolio of gold projects at various stages of development and the past year has seen a significant increase in the level of prospecting activities. We have had active field operations on four of our projects in Mali, Kenya, Namibia and South Africa and at the year-end we were drilling on three of these.

During the past year, we have seen a welcome increase in investor interest in the resources sector, the first protracted period of interest for some seven years. This has been stimulated by an increase in demand for, and in the prices of, gold, platinum and a number of the base metals, such as nickel and copper. Indeed, the barometer of interest clearly seems to have risen in the minerals sector. Whereas the near-term benefits to the base metal industries appear to be dependent on continuing growth in China and demand from that region, support for precious metals appears more resilient. This, in part, is based on strong demand and on a persistent view that recovery in some of the Western economies is far from assured and that gold, at least, is one of the more reliable investments, and possibly may regain its lustre as a store of wealth in troubled times.

As a result, we believe that our strategy to pursue the drive into gold exploration, as well as seeking other precious metal opportunities, will provide value for our shareholders.

The signs of an increasingly active exploration sector are now very evident in most prospective terrains worldwide and nowhere more so than in Mali. Accordingly, it has been a source of some frustration that after our early success in intersecting high-grade gold values in the initial drilling campaign, progress was somewhat delayed due to the limited availability of, and increased demand for, geophysical and drilling equipment. We are, however, pleased to report that we overcame those problems and completed an airborne geophysical survey over the entire project area that provided positive results and identified possible extensions to the high-grade mineralized zone and also delineated other anomalies. At the year-end, we had recommenced further drilling and we expect additional positive results from this project in the coming year, which we anticipate will lead to the initial estimation of gold resources.

Our exploration program in Kenya similarly increased in intensity and the three field geologists made good progress in screening the thirty-one gold occurrences on the Ndori and Siaya licence areas and have identified seven priority targets. On most of these targets the trenching operations, in a weathered environment, have indicated attractive geological settings with wide zones of mineralization, obtaining positive sampling results from two of them. The lack of available drilling equipment also caused a delay to our program, but by the year-end, drilling was underway.

The third gold project where drilling is being conducted is the Witwatersrand-type gold project at FSC in South Africa. During the year we concluded a joint venture agreement with Wits Basin Precious Minerals Inc. ("Wits Basin"), in which they are to fund the next phase of exploration on the project and earn a 35% interest, for the expenditure of United States Dollar ("USD")2.1-million. Wits Basin can thereafter elect to spend an additional USD1.4-million (total USD3.5-million) to earn a further 15% interest. Provision has also been made to introduce a strategic South African empowerment partner to the project. The current drilling program followed an extensive high-resolution geophysical survey over some 28,380 square kilometres and an interpretation of new gravity data. The initial drill hole, which at year-end was at a depth of 1,976 metres, is the first of three drill holes in a "range-finding" program, that aims to determine the optimum position to intersect mineralized reefs. As each of these drill holes requires some four months to complete, this is necessarily a long-term program. Although the risks are acknowledged to be high, so are the rewards, if the aim of identifying a new gold field is achieved. Accordingly, we anticipate that the coming year will be critical in assessing the potential at FSC.

At the advanced-stage Dwaalboom gold project in South Africa, we continued to monitor the viability of the project against the rising gold price. Unfortunately, the increased strength of the South African Rand ("Rand" or "R") offset most of the benefits of the stronger gold price. A delay in the granting of the operating permit also frustrated progress here.

During the year, we identified a highly prospective target in northern Namibia and acquired the rights to an extensive block of ground, which covers 103,875 hectares. This Capricorn project is adjacent to, and along strike from, a new gold discovery and complies with AfriOre's target criteria of extensive shallow gold mineralization, close to surface and potential amenability to open-pit exploitation. We have made rapid progress here and have identified five discrete targets, with a cumulative strike length of 19 kilometres, which are characterized by a diagnostic aeromagnetic anomaly similar to that indicating mineralization elsewhere. Geochemical soil sampling program is being carried out to rank the priority aeromagnetic anomalies for drilling. In addition to progress on existing projects, efforts to acquire an interest in advanced-stage gold and platinum projects continue.

In the coal operations, the past year has been arguably one of the most testing years we have experienced. Springlake, in common with many South African mines, was adversely affected by the increasing strength of the Rand, which impacted the revenues of the mine. In particular, this was reflected in revenues from the export sales, which at the beginning of the year accounted for some 70% of production. The situation was further exacerbated by a four-fold increase in shipping costs and an increase in rail, labour and other input costs, coupled with a decline in efficiencies in the rail and port services. As a result, ironically at a time when dollar denominated coal prices increased during the year, the mine recorded a marginal loss, of which AfriOre's attributable share was $309,349 on an EBITDA basis (including the costs of the write down of equipment due to loss in a fall-of-ground accident and for retrenchment amounting to $302,612).

At Somkele, further testwork on the bulk sample from the trial mining pit was undertaken and completed successfully. These tests confirm that the products have an application in a number of markets. Nevertheless, the delay in the granting of the final rail siding permits, coupled with the poor trading conditions, persuaded management to defer a decision to commence mine development.

Once the gold portfolio had been established, management recommended a reduction of the Company's exposure to coal by disposing a portion thereof to an empowerment group, in line with Government policy. Negotiations on the disposal are now at an advanced stage.

Subsequent to the year-end, the South African Government implemented the Minerals and Petroleum Resources Development Act ("MPRDA"), on May 1, 2004. Although there remains a degree of uncertainty over the transitional arrangements and the regulations applicable to some aspects of exploration, your management has made every effort to ensure that the Company's existing rights in South Africa are secure.

The new legislation does, however, pose certain challenges to the existing mining industry, as well as presenting new opportunities. AfriOre's management will continue to monitor the situation and assess the balance between opportunity and challenge and will make recommendations to the board accordingly.

Management will continue to identify, review and attempt to acquire quality gold and platinum opportunities in the coming year.

During the year, $2.61-million was incurred in exploration on AfriOre projects, including contributions from our joint venture partners of $0.96-million. The Company raised $3.047-million in two private placements during the year and $1.5-million in debenture financing. We intend to increase the level of exploration activity further in the coming year, in part by utilizing the proceeds of the disposal of certain coal interests to fund this exploration and, where appropriate, by entering into additional joint venture arrangements.

In the past year, we have continued to increase our investor relations program and have made a concerted effort to raise the Company profile through numerous presentations and the attendance at a number of trade shows and conferences in North America and Europe. We believe this has had positive results and has led to an increase in trading volumes of the Company's shares. Although we have been disappointed in the performance of the share price, we believe that the increase in prospecting activity towards the year-end and, in particular, in our accelerated drilling programs on prospective targets, will be cause for greater support for the share price in the next year.

Mr. Mike Brook resigned from the Board of Directors on August 27, 2003 and we thank him for his support and advice during the period he served the Company.

I again wish to express my appreciation to the shareholders for their support, to the Board of Directors for their commitment and guidance to the Company and to the management and staff for their concerted efforts during the year.

Stuart R. Comline,
Chairman

PROJECTS

Introduction and Overview

In our report last year, we indicated management's intention to increase the rate of exploration and expenditure, particularly on our gold projects. We have also, in the past year, increased our land holding over prospective ground, particularly at FSC and in Namibia and the Company now has a cumulative ground holding on our gold and coal projects of 5,652 square kilometres spread over eight projects in four different countries. As shareholders, you will be aware that management's approach has been to acquire only quality projects and at the same time reduce the commodity, exploration, sovereign, financial and project risk by assembling a portfolio of projects at different stages of development. Although we continue to search for an advanced-stage flagship project, the portfolio of gold projects represents an exciting selection, which is intended to enhance shareholder value as the priority projects develop and positive results follow.


Project
Country
Prospecting
Evaluation
Feasibility
Mining
Gold FSC RSA
Gold Capricorn Namibia
Gold Ndori-Siaya Kenya
Gold Kibiri Kenya
Gold Masumbi Kenya
Base M. Bumbo Kenya
Gold Banankoro Mali
Gold Dwaalboom RSA
Coal Somkele RSA
Coal Springlake RSA

Development Stages of AfriOre's Projects


Capricorn-18%
Dwaalboom-1%
FSC-25%
Somkele-2%
Springlake-1%
Banankoro-2%
Ndori/Siaya-51%

Relative Areas of Land Holdings on AfriOre Projects

This year has seen a significant increase in exploration activity, particularly at the FSC project and in Mali and in Kenya and we are pleased that this increased commitment has produced some very encouraging results.

MALI

Banankoro Gold Project

130 square kilometres
AfriOre has the right to earn 60% in a joint venture with New Gold Mali SA

"High-grade gold mineralization intersected in quartz vein systems in Birrimian rocks."

The past year has seen considerable progress on the Banankoro licence areas in southwestern Mali, with AfriOre following on from the initial prospecting undertaken previously by our joint venture partners, New Gold Mali SA ("NGM"). NGM had identified widespread gold soil geochemical anomalies throughout the laterite covered area, which is underlain by the Birrimian group rocks. These rocks are the host to most of the major gold deposits on the West African shield, particularly in Mali, Ghana, Guinea and Burkina Faso.


N
MALI
Balanzan
Geochemical Anomalies
Keniegoue
RIVER
NIGER
Banankoro
Samaya
AFRICA
Bagama
A2 Anomaly
A1 Anomaly
GUINEA

The main focus of the work has been on the initial discovery at Bagama, one of several anomalies first identified and partially drilled by NGM. The mineralization here is in a series of up to five vein systems in a zone where the mineralization extends over a distance of 500 metres. The quartz vein-hosted mineralization is developed within the country rock Birrimian metagreywackes, which have been intruded by a diorite stock. The quartz veins are also developed within the diorite.



Drilling on the Bagama

The F4 vein system is the best mineralized and consists of a number of parallel and anastomizing quartz veins of varying widths up to several metres. The mineralization occurs mostly as free gold, but is associated with minor arsenopyrite and siliceous, potassic and carbonate alteration, within and surrounding the veins and wallrock.


SE
0
50
100
150
200
250
300
NW
BA11
BA5
BA12
BA3
RC4
RC5
RC6b
RC6
IGNEOUS-SEDIMENT CONTACT
9.40/3.00
17.63/2.00
4.92/2.50
9.98/2.00
31.28/1.53
0.90/0.65
11.80/4.52
13.95/6.26
0.05/1.38
0.60/3.23
Au (g/t) / metres
400
350
300
250
200
150

Drill Section on the F4 vein, Line 300w at Bagama

During the year, AfriOre carried out an eleven-hole (2,200 metre) core drilling program to confirm and extend the mineralization at Bagama. As a result of this drilling program, a total of 18 diamond drill holes have now intersected the F4 vein, dipping at 65° to the east southeast, at a drill spacing of between 50 and 150 metres, from below the oxidized zone at a depth of some 50 metres to a vertical depth of 200 metres. The drilling extends over a strike length of 500 metres. The diamond drilling has recorded some exceptionally high-gold grades and nine of the drill holes have intersections with gold grades of between 7.36 g/t and 27.37 g/t over drilled widths of between 0.8 to 9.25 metres. More specifically, one high-value intersection has a grade of 140.4 g/t over 9.0 metres. The mineralization remains open along strike and at depth.

BAGAMA DIAMOND DRILLING RESULTS

HOLE No.	DEPTH (metres)	INTERVAL (metres)	GRADE Au g/t
BA1	94.80 - 97.35	2.55	10.37
BA2	130.30 - 131.10	0.80	12.37
BA3	11.20 - 113.20	2.00	9.98
BA4	91.75 - 92.65	0.90	1.00
BA5	192.53 - 198.79	6.26	13.95
BA6	198.00 - 200.18	2.18	2.45
BA7	127.50 - 131.00	3.50	4.87
BA8	228.00 - 229.12	1.12	1.23
BA9	243.50 - 254.00	10.50	0.16
BA10	210.98 - 212.69	1.71	7.36
BA11	239.81 - 242.34	2.53	0.63
S2	108.00 - 113.00	5.00	0.65
S3	120.00 - 122.00	2.00	17.47
S7b	78.00 - 80.15	2.15	4.90
S11	86.00 - 91.00	5.00	27.37
S12	88.00 - 97.00	9.00	140.42
S13	83.00 - 91.00	8.00	14.68
S14	115.00 - 120.00	5.00	23.02

In addition, there have been four, as yet uncorrelated, high-grade intersections in hanging wall veins, which have gold grades of between 7.5 g/t and 35.6 g/t over drilled widths of between 1.0 and 1.5 metres.

Subsequent to the first drilling campaign, drilling was suspended to undertake a high-resolution aeromagnetic and radiometric survey, in order to improve the understanding of the lithological and structural controls of mineralization and guide the future drilling program. This 2,285 line kilometre survey was flown at a 100 metre


Drilling Area
N

Aeromagnetic Anomalies over Bagama Drilling Area

line spacing, over 189 square kilometres, including additional infill lines at 50 metre spacing over the Bagama prospect area. The survey delineated a major 2,400 metre long anomaly parallel to and overlying the Bagama high-grade mineralized zone. This significantly extends the potential strike length of the drill target at Bagama.

Towards the end of the period under review, drilling recommenced with a 2,500 metre drilling program, initially on the Bagama target, to further define mineralization and to provide data for a preliminary resource estimate at Bagama.

A characteristic feature of the Banankoro project areas is the widespread gold mineralization, manifest in the extensive historical artisanal gold workings and in the extensive geochemical anomalies. These include the A1 and A2 anomalies, in which gold soil sample values are up to 5.0 g/t and 1.2 g/t, respectively (compared to background gold values of less than 100 ppb). These two targets will be drilled during the current drill program.

In addition, the aeromagnetic mapping has identified an anomaly, which is similar to and parallel to that at Bagama, situated approximately one kilometre south of Bagama and extending for 2,400 metres along strike.

Clearly there are a number of high-quality gold targets that require follow-up in the next year. In addition, the near-surface, low-grade laterite hosted mineralization overlying the vein-hosted mineralization at Bagama will be investigated as a possible open-pit gold resource.

KENYA

Ndori and Siaya Licences

2,833 square kilometres
Ndori – AfriOre has the right to acquire 100% for US$1-million
Siaya – 100% AfriOre

"Widespread gold mineralization on the Nyanzian shield – an emerging gold province."

The past year has seen the establishment of a major exploration drive on the Ndori and Siaya licences in Kenya, with the appointment of a country exploration manager and an additional two geologists operating in the field. The work has included regional mapping and sampling to identify the higher-priority targets in this extensive area, where some seventy gold occurrences are known.


UGANDA
AFRICA
N
0
20km
KAKAMEGA
SIAYA LICENCE
Bushiangala
Sigalagala
Kibiri
Muhudu
Bumbo
Ramula
Masumbi
Barding
K E N Y A
Nairobi Hill
NDORI LICENCE
KISUMU
Kitson
Lake Victoria
Gold Target
Base Metal Target
Kimberlite Target

These gold occurrences are similar to those found in Archean age greenstone belts throughout the world and, in particular, in other parts of the Lake Victoria gold field in neighbouring Tanzania. Many of them have been mined previously as narrow, high-grade, vein-hosted deposits of limited extent and tonnage. Prior to the commencement of AfriOre's exploration program, minimal attention had been directed to the recognition of wide, lower-grade, near-surface deposits, which could support larger-tonnage open-pit operations.

The regional mapping and sampling program identified thirty-one gold occurrences that potentially met the criteria for such larger-tonnage deposits. Of these, follow-up sampling, trenching and mapping were conducted on nine targets, including Masumbi, Kibiri, Bushiangala, Barding, Nairobi Hill and Kitson. With the investigations on these targets continuing, Masumbi and Kibiri were considered to have the highest potential and were the focus of most of the subsequent follow-up work.

The Masumbi target is an area underlain by granites and intrusive diorites close to the granite – greenstone contact, with an associated hundred-metre-wide zone of shearing with silicic and sericitic alteration. There is poor exposure in this deeply weathered area, but the shearing and alteration appear to extend over a strike length of 1,000 metres and the potential for widespread-gold mineralization is enhanced by extensive artisanal workings and regional gold geochemical anomalies. Trenching of the target has confirmed the potential for wide zones of gold mineralization, with sampling traverses recording grades of up to 3.78 g/t gold over 26 metres. The initial results from preliminary drilling, which have been confirmed subsequent to the year-end, confirm the extent of this mineralized zone.

At Kibiri, the initial trench sampling program on the old mine workings was expanded during the year. The additional sampling extended mineralization across strike and recorded gold grades in trenches of up to 1.45 g/t over an interval of 91 metres. It has not been possible to extend the strike extent of this mineralization over these widths in the deeply weathered environment and this target will require drilling in order to test the subsurface strike extent of this mineralization.



Percussion Drilling at Masumbi Target

Towards the end of the year, drilling commenced, initially on Masumbi and thereafter other targets, such as Kibiri, will be drilled.

Expressions of interest have been received from different parties for joint ventures on the gold projects, as well as on the kimberlites and base metals occurrences, such as Bumbo. Management will review any proposals and will enter into discussions, if they are deemed to be in the Company's best interests.

SOUTH AFRICA

FSC Gold Project

107,373 hectares
AfriOre 100%
Wits Basin Precious Minerals Inc. has the right to earn 50%

"Searching for a new gold field."

In the past year, there has been a very significant increase in activity on the Witwatersrand-type FSC gold project. This has been made possible after entering into a joint venture with Wits Basin Precious Minerals Inc. ("Wits Basin") and signing a Heads of Agreement on June 9, 2003. We welcome Wits Basin to the project and appreciate their support and vision in this high-risk and potentially high-reward project. Provision has also been made to incorporate a strategic South African black empowerment partner and negotiations are at an advanced stage.



AFRICA
South Africa
N
Johannesburg
SWAZILAND
LESOTHO
ATLANTIC OCEAN
INDIAN OCEAN
SOUTH AFRICA
FSC Area of Interest
Cape Town
Witwatersrand Age Rocks
Postulated Extent of Witwatersrand Age Superbasin
0
500 km

Field operations commenced with the flying of an extensive high-resolution fixed-wing airborne magnetic survey over an area of some 1,231 square kilometres (28,380 line kilometres) and the acquisition of additional gravimetric data. In addition, the drilling data base was expanded and now includes approximately 66 drill holes in and around the FSC basin.

The interpretation and compilation of this newly acquired data added considerable definition to the understanding of the major buried sedimentary basin within the project area. As a consequence, it was possible to improve the definition of the targets and recognize at least three major structural domains. This, in turn, gave direction to the procurement of mineral rights and an additional 33,000 hectares of mineral rights have been acquired.

Subsequent to the completion of the geophysical program, drilling commenced on the first drill hole, which is part of a three drill hole "range-finding" program. Although the primary aim of the drill program is to establish the structural and stratigraphic setting of the target area, the drill holes have also been sited to intersect any mineralized Witwatersrand rocks that may be present. At the year-end, the initial borehole was at a depth of 1,976 metres and had already intersected a major succession of younger Proterozoic rocks. This underlines the importance of this area to host a previously unrecognized sedimentary basin, parts of which is known to be underlain by Witwatersrand rocks.



Core Drilling at FSC

The "range-finding" drill program is scheduled to continue until December 2004 and the current drill hole has already provided valuable information on the stratigraphy and structure in the area. In the coming year, the drilling will aim to identify the areas that have the most potential to preserve mineralized Witwatersrand-type reefs.

Expenditure on the project amounted to $976,797 for the year and is anticipated to be at the same level in the coming year.

SOUTH AFRICA
Dwaalboom Gold Project

5,270 hectares
AfriOre has the right to acquire 70% from its empowerment joint venture partner, African Pioneer Mining (Pty) Limited

"An advanced-stage, shallow gold deposit, geared to a rising gold price."

This is the most advanced-staged project within AfriOre's gold portfolio. The project was originally prospected by Anglo American Corporation ("AAC"), who drilled in excess of 600 drill holes to delineate a near-surface, 21 metre wide zone of mineralization containing some 700,000 ounces of gold at a grade of 1.1 g/t. The rights to the project were ceded to African Pioneer Mining (Pty) Limited ("APM"), who subsequently entered into a joint venture with AfriOre, who is managing the project.

AfriOre has undertaken a number of desktop studies that indicate further work is required to determine optimum project development program. This initially will entail confirmatory drilling to identify any higher-grade zones and to improve confidence in the grade estimation. Further metallurgical work is also required. Although the recent rise in the gold price should have increased the potential economic viability of the project, the simultaneous rise in mine operating costs in South Africa (linked to the strength of the Rand) limited some of the benefits of the higher gold price.

In addition, although the fundamental rights are secure, operating progress on the project has been frustrated by a considerable delay in obtaining an operating permit from the Department of Minerals and Energy.

Subsequent to the year-end, there has been some encouragement that the licence may be granted in the near future and we anticipate that the planned technical program, aimed at more accurately assessing the economic viability of the project, will accelerate in the near future.

NAMIBIA

Capricorn Gold Project

AfriOre has 100% rights to 103,875 hectares in two Exclusive Prospecting Licences

"AfriOre is prospecting extensions to a new gold discovery."

Last year we reported that we had identified a prospective area in Namibia, which was along strike from a major new gold discovery, which had been made by a subsidiary of Anglovaal Mining Ltd. in


OTAVI
Discovery Area
Aeromagnetic Anomalies
N
Capricorn Licences
OTJIWARONGO
0
50 km

northern Namibia. In the course of the period under review, we have consolidated a significant ground holding, through the granting of two Exclusive Prospecting Licences ("EPLs") on the Capricorn project, adjacent to the new discovery. These licences cover an area of 103,875 hectares and the strike extension to the south of the discovery. Subsequent to the year-end, we have been granted an additional two EPLs, with an area of 77,517 hectares.

The establishment of the Capricorn project comes after a concerted effort to identify and acquire quality gold deposits in Namibia in the past two years. The model for the mineralization focuses on the transitional stratigraphic unit on the contact of the Karibib formation. In particular, the mineralization tends to be hosted in an approximately 30 metre wide, shallow-dipping, sheeted quartz vein system, within an alternating and metamorphosed succession of carbonate and pelitic rocks. In the Capricorn area, it is anticipated that any mineralization would be developed near surface (under some 5-10 metres of calcrete and wind-transported sand). Accordingly, AfriOre's prospecting program aims to discover and delineate a wide zone of gold mineralization amenable to open-pit mining.

Subsequent to the granting of the initial EPLs, AfriOre has made rapid progress in acquiring the aeromagnetic data over the area of the EPLs and has carried out an interpretation of this data. This work has delineated five clusters of anomalies, which are similar to the anomalies over the discovery site on the adjoining property. The five clusters have a cumulative strike length of 19 kilometres. Initial soil geochemical surveys have been undertaken over the area of the aeromagnetic anomaly.

Further geochemical and geophysical surveys are planned and it is intended to commence core drilling shortly, in order to locate any gold mineralization and to provide a geological control for the geophysical and geochemical data.

SOUTH AFRICA
Springlake Mine

5,218 hectares
AfriOre 50%

The Springlake mining operation had a difficult year in which margins came under severe pressure due to the effects of the stronger Rand, static dollar prices for anthracite (due to existing medium-term supply contracts) and inflationary pressures on production costs. The need to contain costs resulted in a reduction of production levels, from both the open-pit and the underground sections and an accelerated draw down from the mine's stockpile, as well as a reduction in capital expenditure. Consequently, run-of-mine production for the year at, 691,000 tonnes, was marginally lower than 2003 (741,000 tonnes) and the tonnes sold were similarly reduced to 483,915 tonnes (2003 – 495,092 tonnes). As part of the cost-cutting measures, it was unfortunately necessary to reduce the workforce by 22%.



Springlake Open-Pit Operations

In addition, production from the opencast section remained suspended during the first part of the year, although some of the reduced production was offset by a program of auger mining in the highwall of the open pit. Production was also adversely affected by a fall-of-ground accident in the underground section, which resulted in a temporary suspension of these operations. A planned resumption of mining in the open-pit section was brought forward and thereby limited the impact of the reduced production from underground.

Although the strong Rand caused revenues from exports to be lower than the previous year, this was partially offset by a successful drive to increase sales within South Africa. Inland sales reflected an increase of 48% to 194,787 tonnes, made possible through the increased sales of calcined material, following the initiation of the calcining joint venture in 2002.

Unit costs best reflect the effect of the strength of the Rand, as they rose by 22% in dollar terms, but only 1.77% in Rand terms. The mine recorded a loss for the year of which AfriOre's attributable share, on an EBITDA basis was $291,030 (2003 profit $2,041,716) and included the attributable costs of retrenchment and a write down of a scoop, which was lost in the fall-of-ground accident, of a cumulative $302,612.

Although management continues to enforce a high level of safety standards on the mine, it was saddened to report the death of Mr. Elvis Khanyile, an electric scoop operator, in the fall-of-ground accident in September 2003, the mine's first underground fatality in nearly 12 years.

Demand for coal increased in the latter part of the year as the effects of China's continued demand for commodities impact world markets. The mine's medium-term dollar contracts all expired at year-end and higher-dollar prices are anticipated in the coming months, in line with increased demand and prices for metallurgical coal. Production in the coming year is forecast to exceed the levels of the past year, as conventional opencast mining is planned for the full year. Furthermore, an increase in production is planned from the underground section, notwithstanding the reduced manpower levels.

Despite these positive factors, the continued strength of the Rand and rising infrastructure and shipping costs, which increased four fold in the past year, will continue to place pressure on the mine's operation. As a result, it is likely that the forthcoming year will see only a marginal improvement in the mine's performance.

SOUTH AFRICA
Somkele Project

10,516 hectares
AfriOre 100%

The testwork on the 3,000 tonne bulk sample, which had been extracted from the ten metre wide coal seam in the previous year, continued. The results of the tests not only confirmed those obtained from the resource drilling program but also enhanced our understanding of a number of chemical and physical parameters in the coal. Testwork was also undertaken by potential clients on samples delivered to them. The results confirm that the coal has application in the titanium and ferrochrome metallurgical markets, as well as in domestic heating and selected power utilities, and is amenable to certain applications in the export markets.

During the year, we were still unable to obtain the permit to establish a rail siding, which remains outstanding at the year-end. Additional mineral rights holdings were acquired during the year and subsequent to year-end increased the total holdings to 24,487 hectares.

Other Commodities

In the past, we have made our intention clear that we intended to acquire rights to platinum projects to augment our gold holdings in an expanded precious-metal portfolio. Although we have reviewed some ten such projects in South Africa's Bushveld Complex in the past year, we have followed a policy to ensure that any project we intend to acquire should have more than indications of platinum, and should have the potential to be economically viable. We believe that there are few such projects available and this has reduced the scope of our search. We do, however, continue to identify opportunities and will pursue those that we believe have merit and will add value for our shareholders.

AfriOre continues to hold rights on kimberlite projects in Botswana, in which the Company has a passive, carried interest through to the completion of the feasibility study. These include a 25% interest in the Matsitama River and Tutume River prospects, managed by Motapa Diamonds Inc. and a 40% interest in the Gope project, where the project is managed by De Beers Botswana (Pty) Ltd. ("Debot").

At the Matsitama River and Tutume River projects, Motapa continued with the sampling and drilling of anomalies, without any significant success. At Gope, Debot has made no substantial progress this past year.

Within the Ndori and Siaya licence, we have not made the progress we had anticipated in concluding agreements on the kimberlite and base metal targets, as reported last year. We have, however, received renewed expressions of interest, particularly for the kimberlite occurrences, and we will endeavour to conclude an agreement that will provide for AfriOre while retaining a carried interest.

The Year Ahead

The year ahead promises to be an exciting one for AfriOre, as many of our gold projects are reaching a stage where we have either made the initial discovery or are on the threshold of discovery. We anticipate that the rate of exploration will increase further and believe that from within the portfolio of projects, there may well be significant positive developments.

In respect of our coal projects, there remains the need to reduce our interest in these projects and dispose of some of those interests to strategic empowerment companies in South Africa. We are mindful also of a number of infrastructural concerns which impact on the input costs of the operations and management will work with your Board of Directors to identify the optimum position in respect of the Company's interests in these holdings.

The changing legislation within South Africa has presented many challenges and indeed opportunities to mining companies, both domestic and foreign owned. Your management has stayed abreast of these changes, seeking out opportunities and reacting to developments, which could impact on our operations.

On a corporate level, management will continue to monitor any developments in South Africa, which could impact on its holdings and also seek out opportunities, which may be to the Company's advantage. We have in the past year been in discussions with empowerment groups, both in regard to the disposal of certain coal interests and also in connection with various initiatives at the corporate level. We anticipate that opportunities will arise in the coming year that could see these initiatives come to fruition.

This discussion and analysis of the consolidated operating results and financial condition of AfriOre Limited (the "Company") for the fiscal years ended February 29, 2004 and February 28, 2003 should be read in conjunction with the Consolidated Financial Statements and related notes. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles, "GAAP".

Vision and Strategy

Management believes that the fundamentals of the gold industry are attractive and that the African continent, with its attractive geology and opportunities, is ideally suited to gold exploration and mining. Management initiated a strategy in 2001 to assemble a portfolio of gold projects and AfriOre has made significant progress in developing these gold projects, which comprise projects from early to advanced stages of development.

Our strategy is to increase the Company's exposure to gold and platinum group metal exploration and mining. Our specific goals in 2004/5 are to expand and accelerate the exploration program started in 2003/4 on the projects in the present gold portfolio.

AfriOre realized at an early stage that a reliable, high-quality cash flow asset was required to reduce the need to return to the equity markets for operating requirements. Since 1999, AfriOre has operated a specialized coal and anthracite mining business in South Africa. Our principal operation is the Springlake colliery, which is located in KwaZulu-Natal, South Africa. The specialized coal and anthracite portfolio has in the past constituted part of our overall corporate strategy, providing the Company with a mining capability. Until recently, it has also provided cash flow for other exploration and development that, in terms of our strategy, was directed towards exploration on gold projects.

At the Somkele anthracite project in KwaZulu-Natal, South Africa we have completed an exploration program, an environmental impact study and a feasibility study. It was intended that Somkele would augment and represent a blend source for the Springlake product. Management has deferred the decision to commence mine development due to a delay in obtaining permits and in line with its revised strategy.

With the consolidation of our gold portfolio, as well as the changing circumstances in coal mining, the reduced cash flow from Springlake, and in accordance with government policy, in South Africa, our strategy is to restructure our coal holdings and reduce our exposure to the commodity to maximize shareholder value.

We envisage that we will reduce our equity exposure in the coal projects and introduce strategic South African empowerment partners. After negotiations, which took place in the latter part of 2003 with an intended buyer of Springlake collapsed in January 2004, a second party has expressed an interest in purchasing the mine.

Selected Financial Information

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Total revenue	**$ 8,127,089**	$ 8,689,864	$ 9,745,393
(Loss) income for the year	**($ 2,876,967)**	($ 77,643)	$ 1,712,856
Earnings per share	**($ 0.10)**	$ –	$ 0.07
Fully diluted earnings per share	**($ 0.10)**	$ –	$ 0.07
Total assets – Springlake Joint Venture	**$ 8,746,727**	$ 8,989,330	$ 7,441,390
Total assets – Exploration properties	**$ 4,263,820**	$ 1,760,302	$ 1,048,677
Total assets – Corporate and other	**$ 3,940,609**	$ 802,334	$ 1,577,487
Total long term financial liabilities	**$ 5,005,870**	$ 4,734,934	$ 4,403,180

Revenues have continued to decline in the year to February 29, 2004 when compared to the years ending February 28, 2003 and 2002 respectively. This is largely due to the impact of the strengthening of the South African Rand ("Rand" or "R") against the US Dollar ("USD") by approximately 20% in 2004 and 41% in 2003. Approximately 60% (2003: 74%) of the Company's South African based coal operation's sales are exported and are denominated in USD.

The reduction in revenues in the coal operation, together with continued inflationary pressures on Rand based production costs has resulted in an increased loss for the year to February 29, 2004. Management has implemented measures that are expected to return the coal operations to profitability in the forthcoming year. (See "Coal")

Total assets have increased in the year to February 29, 2004 largely due to the increased levels of deferred exploration expenditure on the Company's gold projects. Corporate and other assets reflect the improved cash position of the Company at February 29, 2004 as a result of one debenture and two private placement financings in the year.

Total long-term liabilities increased in the current year due to advances received from our FSC gold project joint venture partner, Wits Basin Precious Minerals Inc. (See "FSC gold project") This was largely offset by the reclassification of the deferred purchase price payable on the acquisition of Tweewaters Fuel (Pty) Limited to current liabilities. The deferred purchase price is payable on April 30, 2004. (Subsequent to fiscal year-end, a loan was raised with the Industrial Development Corporation of South Africa and the deferred purchase price was settled. The new loan has a repayment period of 36 months commencing on November 1, 2004 and bears interest at South African prime banking rates.)

CORE BUSINESSES

Coal

The Springlake colliery is situated in KwaZulu-Natal, South Africa. It is 210 kilometres west-northwest of the Indian Ocean harbour at Richards Bay and some 300 kilometres southeast of Johannesburg. The colliery is owned 50:50 by AfriOre and its joint venture partner CIBC World Markets and is operated as the Springlake Joint Venture ("SLJV"). AfriOre manages the SLJV. Accessibility to the property is excellent as a major paved road and a main railway line traverse it. Power and water supplies are good and modern telecommunications are in place. Skilled and semi-skilled labour is readily available.

Coal Resources and Reserves

RESERVES IN ACTIVE MINE
Springlake Project Mineral Rights Areas

ASTM Coal Rank	Proven Tonnes	Probable Tonnes	Proven and Probable Tonnes	Recoverable Tonnes	Saleable Tonnes
Semi-Anthracite Class I, Group 3	25,075,000	9,683,000	34,758,000	16,804,000	9,590,000
Low Volatile Bituminous Class II, Group 1	2,758,000	4,845,000	7,603,000	3,211,000	1,802,000

The reserves reported are as of July 2001 when they were last independently confirmed by MPH Consulting Ltd. ("MPH") of Toronto, Canada. Annual production ranges from approximately 700,000 to 960,000 tonnes. Approximately 1,984,619 run-of-mine ("ROM") tonnes have been extracted since the reserves and resources were determined by MPH. Coal reserves have been classified in accordance with the definitions and guidelines contained in National Instrument 43-101. In simple terms, coal is broadly classified as a reserve if it can be profitably mined using current technology. Reserves are classified as proven or probable in decreasing order of confidence levels. The reserves and resources on the mine are equivalent to approximately 16 years of production, assuming operation at the full capacity of 960,000 ROM tonnes per annum and an extraction ratio of 50%. The expected production life at Springlake is more dependent upon market and environmental factors than on the availability of coal resources.

Mining and Processing

Springlake colliery is a combined underground room-and-pillar and surface open-pit anthracite coal mining operation with a nominal 250 tonne-per-hour raw coal capacity wash plant. Under present operating conditions, this plant is capable of producing in excess of 600,000 tonnes of saleable clean coal from 960,000 ROM tonnes annually. Springlake commonly blends the ROM production with coals from other mines to minimize the effects of sulphur and phosphorus and is able to market medium sulphur (+/- 1.5%), medium phosphorus (+/- 0.035%) products.

The underground mining method employed at Springlake is conventional cut-and-blast, mechanized loading, room-and-pillar extraction. The target of mining is the Bottom Seam (of the Main Seam Unit), separated from the higher-quality but thinner Top Seam by an inter-seam parting of fine laminated sandstone. Although this parting is of variable thickness, it makes a reasonably good roof for the Bottom Seam workings when properly secured by roof bolting and provided that proper control is exercised over the room span. The number of headings, or working places, is from 11 to 13, on 15-metre spacing in the shallow areas. This mining method provides for flexible coal production.

Primary roof support is by means of coal pillars left in place. Though simple and effective, this method "sterilizes" as much as half the coal in a given reserve block. Pillars account for between 45% and 52% of the coal, limiting the extraction rate to approximately 50%.

During the year, management commenced a secondary recovery section in the underground whereby some coal was recovered from pillars on retreat. Unfortunately, after some months of mining by this method, the secondary recovery section experienced a localized fall of ground that resulted in a fatality. All secondary recovery has been suspended at present, but the mine may eventually plan to revisit this mining method as reserves are depleted. During the recovery process following the fatal accident, production in the underground section was temporarily suspended.

ROM coal from the underground operations is conveyed to the coal wash plant via a 3.7 kilometre overland cable-driven conveyor belt system.

The open pit represents an important alternative source of additional coal, which can be produced in times of increased demand or reduction in underground production. The open pit had been closed since December 2002, due to weaker markets. Production from the open-pit section remained suspended for the first half of the 2004 fiscal year, although during this period some of the reduced production was offset by a program of auger mining in the highwall of the open pit. Management brought forward the planned resumption of mining in the open pit to limit the impact of the reduced production from underground due to the fall-of-ground accident. Open-pit raw coal is delivered by haulage truck to the coal wash plant.

The coal wash plant separates saleable coal from rock and impurities using dense media separation. The "clean" coal consists of sized product (approximately 66% of production) and "duff" (approximately 34%), which is essentially fine material, typically less than 10 mm in size.

The quality of the Lentedal open-pit coal differs from that from underground, and the different quality coals are batched separately in the plant, although the plant circuit is the same for each. In particular, the open-pit coal is very low in volatile content (5-7%), which makes it unsuitable for domestic heating use. It is, however, lower in ash and richer in organic carbon, which despite an increase in the sulphur content (1.9% S), makes it suitable for metallurgical uses.

Springlake employs 240 personnel at the mine, a reduction of 22% from the complement of 306 employed during 2003. The reduction in staff was implemented as a cost-cutting measure in the past year. A union recognition agreement has been concluded with the National Union of Mineworkers, which is the largest union recognized by the colliery.

The current Springlake operation has an approved Environmental Management Programme Report ("EMPR") for all operational areas. We have undertaken an assessment of all environmental issues that might affect the Springlake Colliery. The assessment covered all aspects of the operation including abandoned workings and disposal sites, the current mine workings, process plant and disposal sites, as well as the operation's storage and loading facility. The environmental factors considered were general pollution, topsoil/subsoil stockpiles, clean/dirty water systems, coarse waste rock disposal, slurry tailings disposal, status of open-pit rehabilitation, surface/groundwater issues and monitoring, dust handling and monitoring and the approved EMPR's. No issues of a major environmental impact or cost were identified. A number of areas of potential concern have been identified with possible surface/groundwater pollution being the most significant. The Springlake EMPR has been approved subject to ongoing requirements relating to water usage and pollution control.

The Company has an environmental reclamation trust fund in South Africa, which fund holds $340,623 in cash at the financial year-end (2003: $279,209). During the year, the Company entered into an insurance agreement in terms of which the insurer provides a guarantee for the funding of R2.55 million (approximately $516,120) in favour of the Department of Minerals and Energy as required by new legislation in South Africa. (Note: all financial figures represent AfriOre's 50% interest). The guarantee, together with the monies held in the trust fund, is considered sufficient to cover the outstanding reclamation liability. It is therefore envisaged that the premium payments on the insurance policy will replace the contributions previously made to the trust fund on an annual basis. The policy has a three-year term and may be extended thereafter for a nominal annual fee.

Transportation and Marketing

Springlake supplies anthracite to the manufacturing, metallurgical, domestic heating and power utility markets in South Africa and overseas. Coal products are transported by road to the Ballengeich rail siding, from where the exported products are shipped by rail to the export terminals at Richards Bay or Durban. Ballengeich also provides a rail link to inland markets.

Beneficiated anthracite products from the Springlake colliery are broken down into two categories with respect to market destination. Approximately 60% (2003: 74%) of clean coal products go to foreign or export markets, while the remainder is sold to domestic or inland markets. Principal current export markets are Western Europe and occasionally Turkey for sized coal and Brazil for duff coal. Inland customers are primarily local smelters in the ferro-alloy industry and local coal merchants.

Market forces for coal are driven largely by environmental concerns about greenhouse gasses versus generally higher costs for cleaner petroleum and natural gas products. Recent substantial increases in petroleum and natural gas prices have a positive spin-off effect on alternative sources of energy, including coal. The outlook for specialized coal markets is considered by management to be good, albeit cyclical in the medium to long term so it is reasonable to assume an expected production life of 16 years.

World markets for anthracite generally were weak at the beginning of the year but improved with the general increased demand for commodities in the latter part of the year. The SLJV managed to consolidate its position in a number of market sectors, as well as opening up new opportunities. Sales to Ireland and in South Africa remained positive and the SLJV made further gains in sales to South Africa's metallurgical customers by calcining its anthracite in facilities provided through a joint venture partner. A single customer is the main purchaser of Springlake anthracite, accounting for some 29% of production, mainly as duff, which is exported to Spanish utilities and Brazilian steel mills. The main domestic contracted buyers are smelters.

Our program to identify and develop new anthracite markets in the South African metallurgical industry is now impacting positively. In a joint initiative with a coal marketing firm, which was implemented in mid-2002, Springlake anthracite duff has been calcined at a newly constructed pilot plant set up at the Ballengeich siding. Supply to the calciner has increased steadily, and is subject to a linked agreement with the calcining partner and South African metallurgical end users, which includes sinter plants. This synergy, resulting in added-value, carbon-rich products, is expected to continue to benefit Springlake through secured off-take contracts that will allow for further sustained diversification into the domestic market. We expect that an increased proportion of sales will shift to the South Africa market, where there are more favourable margins at current Rand/USD exchange rates.

In the 2003/2004 financial year, Springlake supplied 195 kt to the inland market and some 289 kt to export markets. The mine will continue to pursue local markets through collaboration with consumers and technology providers. Early in 2001, the SLJV entered into various sales contracts with respect to its coal. Under the terms of one of the contracts, the SLJV was committed to sell 180,000 tonnes during the calendar year 2003. The contract provided the SLJV with a fixed USD price for a portion of its production. These long-term contracts were concluded in December 2003 and the SLJV has not re-committed to long-term export contracts in light of the improved trading conditions presently experienced in the shorter-term spot market.

A small quantity of coal is sold directly from the plant. Most production is transported by contract trucking 28 kilometres along the main road to the siding, where is it stockpiled. A coal screening and handling plant at the siding is able to re-screen coal to customers' requirements. Coal from Springlake is usually sold Free-on-Rail at the siding. A substantial quantity is transported to Richards Bay or the port of Durban for export and these sales are generally sold on a Free-on-Board marine vessel basis.

Key Performance Factors

We have identified three key factors to successfully operate the Springlake colliery and market coal. These are

1. low-cost production
2. reliability of supply
3. quality control

Production cost per tonne of coal produced is a key measure for the Company. The average production cost is influenced by the proportion of open-pit material produced compared to higher-cost underground production. Our coal has different characteristics depending on its source, and market demand influences the quantum of open-pit material that may be mined.

Coal is a commodity that is primarily shipped by rail to major inland or export customers. The ability to economically meet commitments depends on the parastatal rail company, Spoornet, being able to provide rail wagons to load when needed. Integrated marketing and production planning ensures that specific customer requirements are met.

The mine's laboratory, which provides the measure of quality control, has ISO/IED 17025 accreditation.

Capability to Deliver Results

The Springlake colliery is regarded as a safe, reliable provider of coal. In the context of South African producers, Springlake is a low-cost producer. The management of the colliery is experienced and competent.

Due to problems at Spoornet obtaining sufficient railcars to meet our sales commitments continues to be a concern. Management have transferred sales to road transport where practical to reduce reliance on the rail service. Management continues to work closely with Spoornet to obtain the needed capacity. However, this is an area that may be an ongoing problem in the foreseeable future.

Movement of the Rand against the USD, negatively in 2002 and positively in 2003 and 2004, has been much greater than anticipated (see "Results of Operations"). Hedging instruments are available at a cost but have not been implemented due to the variable timing and unpredictability of USD inflows.

The possible impact of HIV/AIDS on the workforce has resulted in management's implementation of a feeding scheme at Springlake to supplement the diet of employees and help combat the effect of the disease. The Company has also implemented a voluntary HIV/AIDS testing facility and has installed anti-retroviral kits at each working place at the mine. The impact of HIV/AIDS on the productivity of employees and the costs and benefits of the preventive measures implemented continue to be monitored by management.

Results of Operations

AfriOre's attributable share of the Springlake operation's tonnages in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture where applicable.

	Year ended February 29, 2004	Year ended February 28, 2003
Run-of-mine production, tonnes		
Underground	**533,409**	591,819
Open pit	**157,576**	149,018
	690,985	740,837
Tonnes processed	**680,911**	745,357
Recovery	**61.7%**	62.4%
Net production, tonnes	**420,246**	464,768
Sales, tonnes	**483,915**	495,092
Inventory, tonnes	**92,891**	131,209
Revenue attributable to AfriOre	**$ 8,127,089**	$ 8,689,864
Production costs attributable to AfriOre	**$ 7,725,213**	$ 6,490,288
Attributable production cost/tonne sold	**$ 31.93**	$ 26.22
Attributable revenue/tonne sold	**$ 33.59**	$ 35.10
Gross margin	**$ 1.66**	$ 8.88

Underground production at our **coal operations** declined during the year due to the downsizing exercise implemented during the year and due to the fatal accident and the resultant temporary suspension of underground mining activities. Production in the coming year is expected to exceed levels in this year as conventional opencast mining is planned for the full year ahead and increased production is planned for the underground, notwithstanding the reduced manpower levels. The open pit, which had been closed in December 2002 due to weaker markets, recommenced production in September 2003 in order to limit the impact of the reduced production from the underground and in response to the improved commodity markets in the latter part of the year.

Annual sales tonnes at 483,915 were lower when compared to the 495,092 tonnes sold in the previous year. The revenues received were on average lower for two reasons. There was initial market softness in the first half of the year due to global economic conditions. The second and more important reason was the strengthening of the Rand. Revenues are affected by a number of variables: sales volumes, product mix (lower-value duff vs. sized coal), sales mix (local vs. export) and exchange rates (export sales are mostly denominated in USD). Revenues were lower due to initial market softness. In addition, the Rand has appreciated approximately 20% (in addition to the 41% appreciation in 2003) against the USD in the year. Export sales were mostly long-term contracts denominated in USD. This, together with continued inflationary pressures on Rand production costs, has resulted in lower profit margins compared to the same period last year. As a result of lower production and management maintaining sales volumes, the physical inventory decreased during the year by 29%. The situation was exacerbated by an increase in Rand based rail costs (12.28% for sized coal and 22.94% for unsized coal) and a decline in the quality of rail and port services.

Income taxes declined due to the decrease in income. However, the apparent tax rate is very high as, in accordance with Generally Accepted Accounting Practice, future tax assets have not been accrued where future revenues are uncertain.

Somkele Anthracite Project

The Somkele anthracite project is located approximately 70 kilometres from the port of Richards Bay in KwaZulu-Natal, South Africa. An exploration program was carried out through 2002 culminating in a 3,000 tonne bulk sample being mined and washed late in 2002. A technical report was completed in May 2003 to National Instrument 43-101 guidelines. That report indicated coal resources have been outlined in Areas 1, 2 and 3 of Somkele but at present only Area 2 has resources that can be classified as "Measured", while Area 1 contains a substantial portion of "Indicated" resources.

The Measured and Indicated resources are summarized as follows:

Area 2 (Measured) open-pit mineable	2,667,000 tonnes, Rank Class 1 Anthracite, Group 3. Semianthracite (High Ash).
Area 1 (Indicated) open-pit and underground mineable	27,479,000 tonnes, Rank Class 1 Anthracite, Group 3. Semianthracite (High Ash).
Total (Measured and Indicated)	30,146,000 tonnes, Anthracite (sa), Ash <16.5%, CV >29 MJ/kg.

Areas 1, 2 and 3 also contain inferred resources totalling over 50 million tonnes.

The Area 2 measured resources and the sections of the Area 1 amenable to open-pit mining have indicated resources that have been classified respectively as Proven and Probable reserves and are summarized as follows:

Area 2 (Proven) open-pit mineable	2,667,000 tonnes, Anthracite (sa)
Area 1 (Probable) open-pit mineable	5,936,000 tonnes, Anthracite (sa)
Total (Proven and Probable) open pit	8,603,000 tonnes, Anthracite (sa), Ash <16.5%, CV >29 Mj/kg.

The test work on the 3,000 tonne bulk sample mentioned above continued in the year. The results not only confirmed the findings of the resource drilling program but enhanced the understanding on a number of chemical and physical parameters in the coal. Testwork was also undertaken by potential clients on samples delivered to them. The results confirm that the coal has application in the titanium and ferrochrome metallurgical markets as well as in domestic heating, selected power utilities and is amenable to certain export markets.

During the year, there was a delay in obtaining the permit to establish a rail siding, which remains outstanding at year-end. This factor and the negative impact of the stronger Rand against the USD influenced management to defer a decision to commence mine development.

Outlook

Management believes that the Somkele anthracite project has very good potential to complement Springlake. A supply of low-sulphur anthracite would eliminate the need to find outside sources of blending material for Springlake. In addition to this, Somkele is a good source of anthracite for local and international metallurgical markets that cannot be supplied by Springlake products, due to its higher sulphur content. AfriOre has a strong experienced operational, marketing and management team in the anthracite sector that can effectively handle the Somkele and Springlake projects, thereby making the combined operations broader based, more streamlined and more cost-effective than the individual parts.

The Company's current hands-on knowledge of the anthracite business allows it to have good confidence in the input data for its various internal cash flow models. In-house feasibility studies show the project to be viable. MPH Consulting Limited of Toronto, Canada, prepared a technical report to NI 43-101 standards. AfriOre is finalizing acquisition of the various permits required to enable mining to commence at Somkele.

Efforts are continuing to secure an empowerment partner to participate in the Somkele project.

Gold

During the year, your management team expanded the field exploration operations on four of the gold projects in South Africa, Mali, Kenya and Namibia. Although exploration is at a relatively early stage, two of these projects (Siaya/Ndori in Kenya and Capricorn in Namibia) have the potential to host gold mineralization in a configuration that would be amenable to low-cost open-pit mining, while the other two present underground mining targets. The Banankoro project in Mali has identified, high-grade, shallow underground mining potential and the fourth project, FSC in South Africa, where AfriOre is attempting to discover a deeper, buried extension to the Witwatersrand basin. Limited progress has been made during the year on AfriOre's fifth gold project at Dwaalboom in South Africa. AfriOre's strategy has been to establish a portfolio of gold projects at different stages of development, in various jurisdictions. Such a strategy is aimed to provide benefit from both exploration success and any rise in the gold price, as well as offsetting sovereign and exploration risk where possible.

The increase in the gold price in the past year has tended to support AfriOre's decision to make a commitment to gold exploration. We have continued to identify and evaluate gold projects and, where warranted, acquire rights to such projects. During the year, additional rights were acquired at FSC and at a new project, Capricorn, in Namibia. AfriOre has also identified a number of platinum opportunities, although none of these have been acquired.

Key Performance Factors

In 2004, AfriOre's gold exploration program has been based on the ability to identify targets, which have the potential to host significant gold mineralization and to select and execute exploration methods and programs which will discover, delineate and extend the mineralization to determine resources. These factors will continue to be key aspects in 2004 as will be AfriOre's ability to finance the exploration programs.

Capability to Deliver Results

The management team of AfriOre is well regarded and we continue to find or to be invited to invest in precious metal projects. The management and field operating teams have extensive experience in the gold and platinum industries. We remain confident that the mineralization that has been identified in the gold project portfolio in the past year will continue to deliver positive exploration results.

Results from Operations

AfriOre's **other income and expense** category increased to $414,823 from $256,627 in fiscal 2003. The movement is mainly due to increased project management fees received by AfriOre from its Springlake and FSC joint venture partners. The Company's **corporate and exploration expenses** increased by $1,194,034 in the year. Included in this amount is $253,500 expensed on the issuing of 1,500,000 warrants related to the debenture financing in the year. The increased expenditure reflects the accelerated exploration activity in the year, which is also evidenced by the increased levels of capitalized exploration expense. Additionally, an underground electric scoop was lost in the fall-of-ground accident at Springlake, the resultant write-off of $186,240 being reflected in the current year. In 2003, a gain of $276,695 was realized on the sale of the Company's 12.7% interest in the Durban Coal Terminal (Pty) Limited. The amount of exploration capitalized last year was $711,625 compared to $2,503,518 in the current year.

Results from Strategy

On our **Banankoro project** in Mali, where we have a joint venture with New Gold Mali SA (controlled by Paris-listed Maurel and Prom) in which AfriOre has the right to earn a 60% interest in the project for expenditures of USD2.5-million over a four-year period. The prospect consists of high-grade, shallow gold mineralization at Bagama and two untested geochemical anomalies. An additional 11 drill holes (2,200 metres) were completed at Bagama in 2003, which confirmed the high-grade gold intersections at Bagama and extended the zone of mineralization. In addition, an airborne magnetic and radiometric survey conducted during the year identified a major extension to the target area at Bagama and a new, as yet untested, anomaly with a similar signature situated approximately one kilometre to the south. At the year-end a second drilling program was underway at Bagama, which will be extended to the other anomalies identified. The budget for the work is $1.0-million.

In Kenya, AfriOre undertook an extensive ground-based exploration program on the **Siaya project** (100%), which is adjacent to the **Ndori project**, where AfriOre has an option agreement with San Martin Mining Research and Investment Company. The field exploration program was based on mapping, trenching and sampling of 31 of the 70 known gold occurrences in the two licence areas. This work identified nine prospects which were considered to be of higher potential and wide zones of low-grade, near-surface gold mineralization were identified at two targets, Masumbi and Kibiri. While trenching and surface sampling will continue on the other priority targets, a drilling program, initially focusing on the aforementioned two targets had commenced by the year-end. AfriOre plans additional drilling in the coming year. The budget for the project is $0.7-million. Expressions of interest have been received from potential joint venture partners on this project and these will be evaluated and where warranted followed up in the coming year.

On the **FSC project**, where the aim is to discover a major buried extension to the Witwatersrand basin, AfriOre entered into an agreement with Wits Basin Precious Minerals Inc. ("Wits Basin") in which Wits Basin will fund the next stage of exploration and earn a 35% interest in the project for the expenditure of USD2.1-million. Thereafter, Wits Basin may elect to earn an additional 15% interest for the further expenditure of USD1.4-million. During the year we undertook an extensive 28,000 line kilometre aeromagnetic survey and combined the results with the existing data and newly acquired gravity data. This enabled a number of targets to be identified in three principal structural blocks. These targets are to be tested in the initial three "range-finding" drill holes. At the end of the year the first such drill hole was at a depth of 1,976 metres. In the coming year, drilling of the "range-finding" boreholes will continue and expenditure of $0.9-million is anticipated, depending on the results of the drilling.

During the year AfriOre applied for and was granted rights to two Exclusive Prospecting Licences ("EPL's") totalling 103,875 hectares at the Capricorn project in northern Namibia. Based on the discovery of gold mineralization nearby, the project is considered to hold potential for a wide zone of low-grade gold mineralization at shallow depths. The initial interpretation of aeromagnetic data indicated that the area has certain anomalies characteristic of this type of mineralization. At the year-end, AfriOre had applied for an additional two EPL's. In the next year geochemical soil sampling will continue and it is estimated that $0.8-million will be spent.

The Dwaalboom project located north of Rustenburg in South Africa, is an advanced-stage project where previously Anglo American Corporation, who originally prospected the area before ceding the rights to African Pioneer Mining (Pty) Ltd. ("APM"), reported the delineation of a mineralized zone containing 20.1-million tonnes grading 1.1 grams per tonne (g/t) of gold. The project has been extensively drilled. AfriOre is managing the project and has the right to earn a 70% interest in the project.

Although desktop studies were undertaken to identify critical factors in its economic viability during the year, field operations were deferred due to a delay in the issuance of an operating licence, although this does not impact the rights held on the project.

In the coming year, it is intended to increase pressure to acquire the operating permit and to commence field operations which will include follow-up drilling.

Outlook

The Company will continue to pursue the gold exploration program in the coming year with much of the focus being directed towards the projects in Mali, Kenya, Namibia and South Africa. We will continue to review both gold and platinum projects in Africa and elsewhere.

Investing

Capital expenditure on coal assets was limited to $344,881 (2003: $799,010) to conserve cash resources. Capital expenditure on exploration was $2,503,518 (2003: $711,625). More funds were expended on gold exploration and less on the Somkele project than was the case last year. The FSC project (funded by Wits Basin) and the Banankoro project accounted for 74% of the capital expenditure on exploration in the year.

Budgeted exploration for 2004/5 amounts to $3.7-million.

Financing

Capital stock amounting to $3,597,977 was issued during the year from two private placements and the exercise of warrants and options in the year (2003: $Nil) and $1,500,000 debt was added on the issuing of 1,500 debentures (2003: $Nil). The SLJV retired its operating loan paying $206,717 (2003: $410,811). The SLJV implemented a bank overdraft facility for R4-million (approximately $809,600, of which AfriOre's attributable share is R2-million or $404,800) with First Rand Bank Limited in the year. The facility is secured by the trade debtors of the SLJV and by guarantees limited to R2-million each by AfriOre (Proprietary) Limited and AfriOre's joint venture partner respectively.

Subsequent to year-end, R10-million (approximately $2-million) interest-bearing debt finance was raised by the SLJV. The proceeds of this financing were used to pay the deferred purchase price payable to Kangra (Pty) Limited for the acquisition of the Springlake colliery. The loan bears interest at prime South African banking rates and is repayable in 36 equal monthly instalments, commencing on November 1, 2004. The loan is secured by a pledge of the moveable assets of the SLJV and a pledge of the shares of Tweewaters Fuel (Pty) Limited held by AfriOre (South Africa) Limited.

Liquidity and Capital Resources

The following table summarizes AfriOre's cash flows and cash on hand:

	Year ended February 29, 2004	Year ended February 28, 2003
Cash derived from (applied to)		
Operations:	**($ 1,388,646)**	$ 372,135
Investing activities	**(2,856,881)**	(1,055,521)
Financing activities	**7,248,765**	(568,362)
Foreign exchange impact on cash balances	**57,931**	138,769
Increase (decrease) in cash and cash equivalents	**3,061,169**	(1,112,979)
Cash and cash equivalents, beginning of period	**1,337,993**	2,450,972
Cash and cash equivalents, end of period	**$ 4,399,162**	$ 1,337,993
Working capital, end of period	**$ 2,096,141**	$ 2,833,894

During the year cash reserves increased. The contribution from the coal operations was insufficient to cover the increased rate of expenditure on the gold exploration activity. The Company increased its cash reserves through issuing shares in two private placements and by the raising of a debenture. The debenture liability of $1,500,000 is payable on or before October 3, 2004.

It is the Company's plan to restructure its coal operations with the objective of raising cash by selling a portion of its interest.

Uses of Liquidity

Our cash requirements over the next 12 months are primarily to fund

- exploration on gold projects;
- corporate administration.

AfriOre's planned expenditures on exploration in the coming year are not commitments. If exploration results are not promising, the Company can withdraw from a project by surrendering its interests earned. AfriOre is seeking a partner to fund the development of Somkele. The Company intends to utilize its resources to maintain an aggressive gold exploration program.

Quarterly Data (unaudited)

	May 31,		August 31,		November 30,		February 28,	
	2003	2002	2003	2002	2003	2002	2004	2003
Revenue ($)	1,782,400	1,195,874	2,525,235	3,193,355	2,311,816	1,456,516	1,507,638	2,844,119
Net income (loss) ($)	(590,792)	323,790	(996,261)	448,462	(675,662)	(333,864)	(614,252)	(516,031)
Basic and diluted earnings (loss) per share	($0.02)	$0.01	($0.04)	$0.02	($0.02)	($0.01)	($0.02)	($0.02)

Risks and Uncertainties

We are subject to a number of risk factors due to the nature of the mineral business in which we are engaged, the limited extent of our assets and our stage of development. The following factors should be considered, among others.

Coal Price and Volume Volatility

Our revenues from coal operations are directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond our control, including the demand for electricity in various markets, the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. Our dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond our control. The effect of any or all of these factors on coal price or volume is impossible for us to predict. If realized coal prices fall below our full cost of production and remain at such level for any sustained period, we will experience losses and may decide to discontinue operations, forcing us to incur closure and/or care and maintenance costs, as the case may be. AfriOre may engage in transactions – future sales contracts – to reduce the impact of certain of these market risks.

Exchange Rates

Sixty percent (2003: 74%) of AfriOre's coal is exported from South Africa. A substantial portion of our revenue is received in United States dollars since the price of coal is generally denominated in USD. A significant portion of our operating costs and expenses are incurred in Rand. AfriOre reports its financial results and incurs significant expenses in Canadian dollars ("CAD"). Fluctuation in exchange rates between the Rand and the USD and between the Rand and the CAD will give rise to foreign currency exposure, either favourable or unfavourable, which has materially affected and is expected to continue to impact our future results of operations and financial condition. Our primary foreign exchange risk is to changes in the Rand against the USD. AfriOre has not entered into any hedging activities to limit this risk due to the variable timing and unpredictability of USD inflows.

Transportation

One rail company transports substantially all of the Company's export coal to ports on the Indian Ocean. There are limited alternatives for transporting coal economically to the ports (such as trucking by road, which will be introduced on a limited number of export sales in the new year). Interruption of rail delivery of coal and large annual cost increases have affected the Company in 2004 and could materially affect the Company in the future.

Shipping costs from South African ports are subject to market fluctuations beyond our control and have increased four-fold in the year. It is expected that shipping rates will reduce from these high levels in the forthcoming year.

Reliance on Major Customers

Anthracite sales are a niche sector of the coal industry. A substantial portion of our coal is sold pursuant to long-term relationships built up over years of successful supply to merchants and medium-term (two/three-year) contracts with key industrial clients. These contracts are important to the stability and profitability of our operations. Our local Rand-denominated contracts are subject to price adjustment provisions, which annually permit an increase or decrease in the contract price to reflect changes in specified price indices. In addition, some of the contracts contain price review provisions, which provide that either party, at specified dates, may request a price review if an unanticipated event has occurred, which results in our being over or under compensated for coal supplied pursuant to the contract. If some of our medium-term contracts were lost, it could have a material adverse effect on our operations and business.

Competition

The coal mining industry is highly competitive. Certain coal producers benefit from higher-quality coal deposits than those found on our lands and some producers benefit from more favourable geographic locations, climatic conditions and lower operating and regulatory compliance costs than the costs incurred by AfriOre.

Changes in Legislation

There can be no assurance that laws and regulations relating to the mining industry in South Africa will not be changed. There can be no assurance that laws and regulations relating to the mining industry in other coal-producing countries will not change to favour our competitors, leading to reduced international coal prices and lower demand for our coal.

South Africa's New Mineral Legislation

In the fall of 2002, the President of South Africa signed the new Minerals and Petroleum Resources Development Act ("MPRDA"). The legislation, which will only be promulgated on May 1, 2004, has the objective of promoting equitable access to the nation's mineral resources for all the people of South Africa. The legislation transfers custodianship of mineral rights from private ownership to the State. The Broad Based Socio-Economic Empowerment Charter ("Empowerment Charter"), which gives effect to section 100 of the Act has the following components:

- human resource development-training to improve functional literacy/numeracy and mentorship to employees/empowerment groups;
- employment equity-40% participation in management by historically disadvantaged South Africans ("HDSA") and 10% by women in five years;
- community uplift;
- housing and living conditions improvement;
- preferential procurement from HDSA suppliers;
- beneficiation of minerals; and,
- ownership by HDSA-15% in five years and 26% in ten years.

Achieving these objectives will fundamentally change the way companies such as AfriOre do business in South Africa. AfriOre has and will continue to engage potential HDSA partners as is appropriate and in the best interests of the Company.

As at the year-end, the regulations which are to accompany the MPRDA had not been published. Once the details of the MPRDA and the associated regulations and Empowerment Charter are promulgated, management will assess the impact of the new legislation on our operations and make the appropriate recommendations to the Board of Directors. As at the year-end, there were still areas of uncertainty regarding procurement of new mineral rights in the MPRDA and some of the transitional procedures between the new and old legislation. Management has taken the necessary precautions to safeguard the Company's current rights and holdings and there is no reason to believe that these will be affected by the new legislation.

Nature of Mining, Mineral Exploration and Development Projects

Our mining operations are subject to conditions beyond our control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pillar collapses, pit wall slides, pit flooding, cave-ins and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of our management, our level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays in the commencement of production often can occur.

Critical Accounting Policies

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. Our estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Our critical accounting policies that affect our Consolidated Financial Statements are summarized in Note 1 to the Statements. Our critical accounting policies include accounting for foreign currency translation, capitalization of exploration expenditures and the recognition of impairment of those assets, and choice of GAAP.

The majority of the Company's assets and liabilities are denominated in Rand. The accounting method used to translate these items has resulted in continued significant increases as evidenced in 2003. There has been a corresponding change to the cumulative translation adjustment of shareholders' equity.

The decision whether to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially impact on the reported earnings of the Company.

Historically the Company has prepared its Financial Statements in accordance with Canadian GAAP. Management has reviewed changing to International Accounting Standards ("IAS") as a more appropriate way to present the Financial Statements since its operations are located outside of Canada. IAS is acceptable to both the Toronto Stock Exchange and the securities regulators for non-Canadian domiciled companies. The major impact identified would be the requirement under IAS to expense capitalized exploration. Management believes that a change is not warranted at this time but is continuing to monitor the situation.

Forward-Looking Statements

This annual report contains certain forward-looking statements relating, but not limited, to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. AfriOre undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors, which affect this information, except as required by law.

Management has prepared the information and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

AfriOre maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

G. Michael van Aswegen,
President and C.E.O.

Bruce P. Tanner,
C.F.O.

AUDITORS' REPORT

To the Shareholders of AfriOre Limited

We have audited the consolidated balance sheets of AfriOre Limited as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG
Chartered Accountants

Bridgetown, Barbados
May 27, 2004

Expressed in Canadian Dollars

	Note	**February 29, 2004**	February 28, 2003
Assets			
Current			
Cash and cash equivalents		**$ 3,000,502**	$ 1,337,993
Cash – project specific	3	**1,398,660**	–
Receivables		**843,532**	1,227,579
Inventories	5	**2,185,165**	2,152,459
Other		**312,104**	192,282
		7,739,963	4,910,313
Coal assets	6	**4,439,015**	4,525,097
Property and equipment	7	**65,109**	77,045
Exploration properties	8	**4,263,820**	1,760,302
Trust funds	9	**443,249**	279,209
		$ 16,951,156	$ 11,551,966
Liabilities			
Current			
Taxes payable		**$ 21,109**	$ 18,197
Accounts payable and accrued liabilities		**1,611,221**	1,732,165
Due to bank		**191,356**	–
Debenture liability	10	**1,415,138**	–
Current portion of advances	3	**1,398,660**	–
Current portion of debt	11, 20	**1,006,338**	326,057
		5,643,822	2,076,419
Long term			
Long term portion of debt	11	**–**	28,297
Long term portion of advances	3	**1,013,932**	–
Deferred purchase price	20	**–**	769,079
Deferred gain	20	**1,905,992**	2,095,149
Reclamation provision	9	**900,350**	817,611
Future income taxes	13	**1,185,596**	1,024,798
		5,005,870	4,734,934
Shareholders' Equity	12	**6,301,464**	4,740,613
		$ 16,951,156	$ 11,551,966

Commitments 9, 14, 16

See accompanying notes to the consolidated financial statements.

On behalf of the Board

S. R. Comline,
Director

W. E. Newfield,
Director

Expressed in Canadian Dollars

	Note	**Year ended February 29, 2004**	Year ended February 28, 2003
Coal operation			
Revenue		**$ 8,127,089**	$ 8,689,864
Production costs		**(7,725,213)**	(6,490,288)
Depreciation and amortization		**(608,519)**	(583,378)
		(206,643)	1,616,198
Other income and expenses			
Other income	19	**744,755**	574,800
Interest expense		**(241,835)**	(95,667)
Gain (loss) on foreign exchange		**41,691**	(129,393)
Amortization of deferred purchase price	20	**(129,788)**	(93,113)
		414,823	256,627
Corporate and exploration expenses			
Administrative and project management costs		**(2,650,471)**	(1,934,479)
Exploration and project evaluation		**(102,084)**	(95,420)
Depreciation and amortization		**(36,094)**	(27,651)
Write down of other assets and gains (losses) on asset disposal		**(186,240)**	276,695
		(2,974,889)	(1,780,855)
(Loss) income before taxes		**(2,766,709)**	91,970
Income taxes	13	**110,258**	169,613
Loss for the year		**($ 2,876,967)**	($ 77,643)
Basic loss per share	15	**($ 0.10)**	($ 0.00)
Diluted loss per share		**($ 0.10)**	($ 0.00)
Deficit, beginning of period		**($ 17,232,040)**	($ 17,154,397)
Loss for the year		**(2,876,967)**	(77,643)
Deficit, end of period		**($ 20,109,007)**	($ 17,232,040)

See accompanying notes to the consolidated financial statements.

Expressed in Canadian Dollars

Cash derived from (applied to):	Note	**Year ended February 29, 2004**	Year ended February 28, 2003
Operating Activities			
Loss for the year		**($ 2,876,967)**	($ 77,643)
Items not affecting cash:			
Future taxes		**93,071**	93,446
Write down of other assets and (gains) losses on asset disposal		**186,240**	(276,695)
Amortization of deferred gain		**(189,157)**	(189,157)
Amortization of deferred purchase price		**129,788**	93,113
Depreciation and amortization		**644,613**	611,029
Provision for environmental liability		**–**	63,572
Debenture interest		**135,616**	–
Interest earned in environmental trust		**(30,816)**	(22,301)
Compensation expense		**263,349**	–
Other		**(55,054)**	21,433
Net operating working capital changes	17a	**310,671**	55,338
		1,388,646	372,135
Investing Activities			
Coal assets		**(344,881)**	(799,010)
Property and equipment		**(8,482)**	(22,316)
Proceeds on asset disposition		**–**	462,815
Trust funds		**–**	14,615
Exploration properties		**(2,503,518)**	(711,625)
		(2,856,881)	(1,055,521)
Financing Activities			
Common shares issued		**3,597,977**	–
Environmental trust account		**(95,375)**	(43,470)
Long term advances		**2,412,592**	–
Operating loan–repayments		**(206,717)**	(410,811)
Capital lease obligations		**(137,548)**	(79,583)
Bank overdraft		**177,836**	(34,498)
Debenture		**1,500,000**	–
		7,248,765	(568,362)
Foreign exchange impact on cash balances		**57,931**	138,769
Increase (decrease) in cash and cash equivalents during the period		**3,061,169**	(1,112,979)
Cash and cash equivalents, beginning of year		**1,337,993**	2,450,972
Cash and cash equivalents, end of year		**$ 4,399,162**	$ 1,337,993

See supplementary information (note 17).

1. NATURE OF OPERATIONS

AfriOre Limited (the "Company" or "AfriOre") was incorporated under the Company Act (British Columbia) on July 11, 1986, and subsequently continued under the Canada Business Corporations Act. On July 30, 1997, the Company was continued under the New Brunswick Business Corporations Act. On July 31, 2001, the Company was continued under the provisions of the Companies Act Cap. 308 of the Laws of Barbados.

The Company is engaged in the production of anthracite in South Africa and in the acquisition, exploration and development of resource properties in Africa and elsewhere.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Principles of consolidation

These financial statements consolidate the financial statements of all controlled companies and include AfriOre's proportionate interests in the accounts of entities that are jointly controlled. Inter-company transactions and balances have been eliminated.

(b) Translation of foreign currencies

The Company's exploration subsidiaries are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

The functional currency of the Company's coal operations is considered to be South Africa Rand ("R") and the financial statements are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the year-end, while revenue and expense items, including depreciation, are translated at the average rates of exchange prevailing during the year. Exchange gains and losses from the translation of such financial statements are deferred and disclosed as a separate component of shareholders' equity.

(c) Inventories

Coal inventories are recorded at the lower of average cost or net realizable value based on the first in, first out method. Materials and supplies are recorded at actual cost based on the first in, first out method.

(d) Coal assets

Plant and equipment are recorded at cost and depreciated over the lesser of their estimated useful lives or the life of the mine, which is estimated to be 15 years. Mineral properties are depreciated on a units-of-production method based on estimated reserves. Exploration costs that extend the life of the mine are capitalized and amortized on a units-of-production method based on estimated reserves.

(e) Property and equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over five years.

(f) Exploration properties

The Company considers its exploration costs to have the characteristics of plant and equipment. As such, the Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amount shown for exploration properties represents costs to date and does not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(g) Environmental reclamation

Ongoing environmental and reclamation costs are expensed as incurred. Reclamation costs estimated to be incurred when operations are closed are accrued and expensed over the lives of the respective operations.

(h) Revenue recognition

Coal sales are recognized when coal is loaded on to transportation vehicles for shipment to customers. For sales to customers in South Africa, this occurs when coal is loaded at mine locations. For sales outside of South Africa, this occurs either when railcars are loaded at mine locations or when coal is loaded onto marine vessels at terminal facilities.

(i) Income taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date or substantive enactment.

(j) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(k) Comparative figures

Certain prior year's figures have been reclassified to conform to the presentation adopted in 2004.

(l) Earnings (loss) per share

Earnings (loss) per Share ("EPS") is calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

(m) Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

(n) Change in accounting policy

Effective March 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of direct awards for stock-based compensation and other stock-based payments in exchange for goods and services, using the fair value method. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock.

Section 3870 encourages but does not require companies to include in compensation cost the fair value of the stock options granted to employees under an employee stock ownership plan, amortizing this fair value over the vesting period of the options. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for stock-based compensation (see note 15). The Company records no compensation expense when options are issued to employees. Any consideration paid on the exercise of the options is credited to capital stock. Effective March 1, 2004, Section 3870 requires that the Company adopt the standards previously only encouraged.

3. CASH – PROJECT SPECIFIC

In terms of the FSC gold project joint venture agreement, Wits Basin Precious Minerals Inc. ("Wits Basin") is to provide funding of up to USD3.5-million. This funding is project specific and may only be spent on the FSC project. The amount of $1,398,660 represents the cash balances held at February 29, 2004, that are specific to the FSC gold project.

Upon funding USD2.1-million, Wits Basin may convert the advances to a 35% equity stake in the FSC project. Should AfriOre elect at any time to discontinue exploration expenditure, Wits Basin may elect to have any project specific cash balances on hand at that time refunded to them. The portion of total advances made to date that Wits Basin may withdraw in cash is shown as a current liability.

	February 29, 2004	February 28, 2003
Wits Basin Advances	**$ 2,412,592**	–
Less classified as current	**1,398,660**	–
Long-term portion	**$ 1,013,932**	$ –

4. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of the Company's cash and cash equivalents, receivables, other current assets and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these amounts.

The fair value of the operating loan approximates carrying value due to its bearing interest at a variable rate. The fair value of the deferred purchase price, debenture liability and debt approximates their carrying value.

5. INVENTORIES

At period end, inventories are comprised of the following:

	February 29, 2004	February 28, 2003
Coal	**$ 1,701,601**	$ 1,854,499
Materials and supplies	**483,564**	297,960
	$ 2,185,165	$ 2,152,459

6. COAL ASSETS

	February 29, 2004 Cost	Accumulated depreciation and amortization	Net book value	February 28, 2003 Net book value
Plant and equipment	**$ 5,352,990**	**($ 2,432,200)**	**$ 2,920,790**	$ 3,045,665
Mineral properties	**1,795,737**	**(277,512)**	**1,518,225**	1,479,432
	$ 7,148,727	**($ 2,709,712)**	**$ 4,439,015**	$ 4,525,097

7. PROPERTY AND EQUIPMENT

	February 29, 2004 Cost	Accumulated depreciation and amortization	Net book value	February 28, 2003 Net book value
Office equipment and furniture	**$ 141,821**	**($ 96,763)**	**$ 45,058**	$ 51,264
Vehicles	**43,866**	**(23,815)**	**20,051**	25,781
	$ 185,687	**($ 120,578)**	**$ 65,109**	$ 77,045

8. EXPLORATION PROPERTIES

	February 28, 2003	Additions	February 29, 2004
South Africa-FSC (Gold)	$ 385,394	$ 976,797	$ 1,362,191
South Africa-Somkele (Coal)	1,172,412	295,223	1,467,635
South Africa-Dwaalboom (Gold)	49,214	79,159	128,373
Mali-Banankoro (Gold)	62,588	877,311	939,899
Kenya-Ndori (Gold)	28,778	110,483	139,261
Kenya-Siaya (Gold)	61,916	139,189	201,105
Namibia-Capricorn (Gold)	–	25,356	25,356
	$ 1,760,302	$ 2,503,518	$ 4,263,820

	February 28, 2002	Additions	February 28, 2003
South Africa-FSC (Gold)	$ 328,733	$ 56,661	$ 385,394
South Africa-Somkele (Coal)	719,944	452,468	1,172,412
South Africa-Dwaalboom (Gold)	–	49,214	49,214
Mali-Banankoro (Gold)	–	62,588	62,588
Kenya-Ndori (Gold)	–	28,778	28,778
Kenya-Siaya (Gold)	–	61,916	61,916
	$ 1,048,677	$ 711,625	$ 1,760,302

FSC (Gold)-South Africa

AfriOre was granted in 1999 exclusive Prospecting Contracts for precious metals on certain properties in South Africa. The Contracts are valid for six years and AfriOre has the right to renew for an additional three years. On October 8, 1999, AfriOre acquired an exploration model and information relating to the property in exchange for 125,000 common shares (value $122,500). Under the terms of the acquisition agreement, an additional 350,000 AfriOre Limited common shares will be issued upon the earlier of the commencement of a final feasibility study on the property or the making of a take over bid for AfriOre as a result of exploration activities on the property.

AfriOre has a joint venture agreement with Wits Basin Precious Minerals Inc. (OTCBB:WITM) ("Wits Basin") in which Wits Basin may earn up to a 50% interest in the FSC project through providing expenditures of up to USD3.5-million to the FSC project.

Somkele (Coal)-South Africa

AfriOre has exclusive prospecting rights over certain land at Somkele in KwaZulu Natal, South Africa.

A portion of the prospecting rights were subject to an agreement with Purity Investments (Pty) Ltd. ("Purity"). AfriOre purchased a 100% interest in Purity and the prospecting rights during the year through the issue of 100,000 AfriOre shares. The previous owners of Purity will also be entitled to receive a 3.25% pre-tax royalty based on gross revenues from any mining operation that may develop within the Purity area in the future.

The prospecting rights to the balance of the Somkele project were acquired through various prospecting contracts with the Ngonyama Trust with the earliest expiry date being July 20, 2005, with the right to extend each of the prospecting rights for a further period of two years. AfriOre will pay option monies of R3 per hectare in the first year, increasing by R1 per annum. AfriOre has also been granted the right to obtain mining title through a mineral lease on completion of an exploration program and feasibility study.

Dwaalboom (Gold)-South Africa

AfriOre has a joint venture agreement with African Pioneer Mining (Pty) Ltd ("APM") of South Africa, whereby AfriOre may earn an interest in APM's advanced stage Dwaalboom gold project in the Northwest Province of South Africa.

In terms of the agreement, AfriOre will manage the project and may earn a 51% interest in the project, either by contributing expenditures of R4.5-million (approximately $0.9-million) or by completing a bankable feasibility study, within two years. AfriOre may further elect, upon earning 51%, to pay to APM R3.8-million (approximately $0.8-million) to acquire an additional 19% (total 70%) interest in the project.

Banankoro (Gold)-Mali

AfriOre has joint venture agreement with New Gold Mali SA ("NGM"), a subsidiary of Paris-based company Maurel & Prom, whereby AfriOre has the right to earn a 60% interest in NGM's Banankoro gold exploration project near Kangaba in southern Mali. The Mali Government has a statutory right to a 10% carried interest and a subscription right for an additional 10% contributing interest in the project at the exploitation stage. In the event that the Government exercises its subscription right, AfriOre has the right to acquire an additional 3.75% interest from NGM under the same terms as the Government, thereby providing for 51% ownership by AfriOre in the project at the mining stage.

AfriOre will manage the project and has the right to earn its 60% interest either by contributing USD2.5-million to prospecting expenditures or by completing a bankable feasibility study, within four years. Thereafter AfriOre and NGM each have the right to contribute to further expenditure in proportion to their respective interests.

Ndori (Gold)-Kenya

An agreement with San Martin Mining Research and Investment Company Limited gives AfriOre an option to purchase a 100% interest in the Ndori project for USD1-million. The option period extends for five years and is subject to option payments of USD10,000 per annum. AfriOre will undertake the management and funding of exploration in the area.

Siaya (Gold)-Kenya

A special prospecting licence was awarded to AfriOre for the Siaya project area in western Kenya. The project area is adjacent to the northern and eastern boundaries of the Ndori gold project.

Capricorn (Gold)-Namibia

AfriOre holds four exclusive prospecting licences at its Capricorn project in northern Namibia. The project is adjacent to and along strike from a major gold discovery.

9. TRUST FUNDS AND RECLAMATION PROVISION

	February 29, 2004	February 28, 2003
Cash in trust	**$ 340,623**	$ 279,209
Rehabilitation guarantee – notional investment	**102,626**	–
	$ 443,249	$ 279,209

The Company has an environmental reclamation trust fund in South Africa. Payments to the fund are made in accordance with statutory requirements. The costs of environmental reclamation at Tweewaters Fuel (Pty) Ltd. ("TWF") are estimated annually by independent consultants and recorded in the balance sheet. The costs of ongoing programs to prevent and control pollution and to rehabilitate the environment are charged against income as incurred. Income on the monies paid to the trust fund is set off against the expense for the year.

The Company entered into an insurance agreement during the year, in terms of which the insurer provides a guarantee for the funding of R5.1-million (approximately $1.03-million) in favour of the Department of Minerals and Energy for the reclamation liabilities as required by new legislation in South Africa (both figures represent 100%. AfriOre's attributable share is 50% thereof). This guarantee, together with the monies held in the trust fund, is sufficient to cover the outstanding reclamation liability. It is therefore envisaged that the premium payments on the insurance policy will replace the contributions previously made to the trust fund on an annual basis.

The policy has a three year term and the underlying guarantee in the policy may be extended thereafter for a nominal annual fee.

The notional investment value represents the present value of the guaranteed funds after deduction of fees and finance costs.

10. DEBENTURE LIABILITY

On April 4, 2003, AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debentures have a term of 18 months. The interest rate on the debentures is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable, less the maximum applicable discount permitted by the Toronto Stock

Exchange. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly-owned subsidiary. The debentures are redeemable by AfriOre at any time prior to maturity and accordingly are classified as a current liability.

These debentures have been classified into debt and equity components in the financial statements. The portion of the obligation representing the value of AfriOre's right to satisfy the interest obligation with common shares of $145,273 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares. The financial liability component at February 29, 2004 has been shown as a debenture liability of $1,415,138 classified as short-term and includes accrued accounting interest charges of $126,662. The cost of issuing the debentures of approximately $12,000 was expensed.

11. DEBT

The Springlake Joint Venture ("SLJV") obtained a credit facility from the Industrial Development Corporation of South Africa ("IDC") for R15.7-million that was fully drawn down in the period ending February 28, 2001. The loan was secured by a pledge of movable assets owned by the Springlake Colliery. The loan was repaid in 2003 and bore interest at the South African prime overdraft rate. Principal and interest on the loan were repayable monthly in accordance with the loan schedule.

In December 2001, the IDC provided a second loan in the form of a lease in the amount of R2.7-million to finance the acquisition of a new scoop tram at the colliery. The leased asset secures the loan. The loan matures May 1, 2004 and bears interest at the South African prime overdraft rate. Principal and interest on the loan are repayable monthly in accordance with the loan schedule. The net book value of the asset is R1,811,807 ($366,710 – AfriOre's share $183,354).

Subsequent to year-end, the IDC provided a loan to the SLJV for R10-million to finance the deferred payment due to Kangra (Pty) Limited for the purchase of Springlake Colliery (see note 21).

	February 29, 2004	February 28, 2003
Loans from IDC:		
Operating	$ –	$ 201,992
Finance lease	19,776	152,362
	$ 19,776	$ 354,354
Less classified as current:		
Operating	–	201,992
Finance lease	19,776	124,065
	19,776	326,057
	$ –	$ 28,297

12. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	February 29, 2004	February 28, 2003
Capital stock	**$ 24,673,903**	$ 21,654,764
Other paid-in equity	**145,273**	–
Agents options and compensation warrants	**140,975**	–
Warrants	**776,418**	–
Contributed surplus	**855,491**	855,491
Deficit	**(20,109,007)**	(17,232,040)
Cumulative translation adjustment	**(181,589)**	(537,602)
	$ 6,301,464	$ 4,740,613

(b) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Balance February 28, 2002	**25,359,887**	**$ 21,654,764**
Balance February 28, 2003	**25,359,887**	**$ 21,654,764**
Private placement	4,801,390	1,977,718
Exercise of options	475,000	256,250
Exercise of warrants	604,827	472,115
Debenture Interest	110,594	75,206
Exercise of agent options and compensation warrants	262,958	187,850
Property acquisition	100,000	50,000
Balance February 29, 2004	**31,714,656**	**$ 24,673,903**

(c) Other paid-in equity

The debentures have been classified into debt and equity components in the financial statements (see note 10). The portion of the obligation representing the value of the Company's right to satisfy the interest obligation with common shares of $145,273 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares.

(d) Agent Options and Compensation Warrants

On April 24, 2003 AfriOre granted a broker's compensation option to Standard Securities Capital Corp. ("Standard") in connection with the sale of units in a brokered private placement. The option enables a broker to purchase up to 8% of the units sold (137,958) in the private placement for $0.58 per unit for a period of 12 months following the closing date. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 68,979 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share.

On April 30, 2003, AfriOre granted an advisory services compensation option to Standard enabling the holder to purchase 200,000 common shares of the Company at a price of $0.59 per share. The option has a term of two years.

The values of warrants and options granted in the year have been adjusted at February 29, 2004 to reflect a more statistically accurate volatility component in the Black-Scholes valuation model previously used to value these transactions in the year. A value of $0.184 (previously reported as $0.039) was assigned to each compensation option, $0.160 (previously reported as $0.005) to each compensation option warrant and $0.180 (previously reported as $0.032) to each advisory services compensation option resulting in an amount of $72,421 (previously reported as $12,125), reduced by the value of warrants exercised in the year, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

On September 25, 2003, AfriOre granted a broker's compensation warrant to Coniston Investment Corp. ("Coniston") in connection with the sale of units in a brokered private placement. The warrant enables the broker to purchase up to 8% of the units sold (246,153) in the private placement for $0.80 per unit for a period of 18 months following the closing date. Each broker's compensation unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 123,077 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share.

A value of $0.314 (previously reported as $0.053) was assigned to each compensation option and to each full compensation share purchase warrant resulting in an amount of $115,938 (previously reported as $19,569), reduced by the value of options exercised in the year, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

(e) Warrants

On April 4, 2003, AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The 1,500,000 warrants have a term of 24 months and are exercisable at a price of $0.55. A value of $0.169 (previously reported as $0.029) was assigned to each warrant.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each of the 862,241 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. A value of $0.161 (previously reported as $0.004) was assigned to each warrant.

On September 25, 2003, AfriOre raised gross proceeds of $1,999,990 in a brokered private placement. The private placement was for 3,076,907 units priced at $0.65 per unit. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 1,538,454 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share. A value of $0.314 (previously reported as $0.053) was assigned to each warrant.

	Warrants	Weighted average price
Balance February 28, 2003	–	–
Granted	3,900,695	$0.67
Cancelled	(604,827)	$0.62
Balance February 29, 2004	**3,295,868**	**$0.68**

(f) Options

The Company issues stock options to directors, officers, employees and key consultants from time to time. Shareholders approved a new stock option plan in 1997 reserving up to 2,200,000 common shares for issuance under the plan. During the prior year, the Toronto Stock Exchange approved an increase of 300,000 to the number of reserved shares. Options granted under that plan may be exercised during a period not exceeding five years, subject to earlier termination under various circumstances. The options are non-transferable. The exercise price may not be less than the minimum price stipulated by applicable regulators.

	Options	Weighted average price
Balance February 28, 2002	**2,250,000**	**$0.74**
Granted	650,000	$0.73
Expired	(475,000)	$1.45
Cancelled	(25,000)	$0.80
Balance February 28, 2003	**2,400,000**	**$0.59**
Granted	670,000	$0.82
Expired	(100,000)	$0.80
Cancelled	(10,000)	$0.54
Exercised	(475,000)	$0.54
Balance February 29, 2004	**2,485,000**	**$0.65**

At February 29, 2004, the following options to acquire common shares of the Company are outstanding:

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	Aug. 6, 2006
805,000	$0.54	Aug. 16, 2006
75,000	$0.60	Feb. 11, 2007
200,000	$0.67	May 13, 2007
375,000	$0.75	Sept. 12, 2007
570,000	$0.80	June 3, 2008
100,000	$0.91	Dec.17, 2008
2,485,000		

All are exercisable immediately, except for the following options: 50,000 granted at $0.67 vest June 1, 2004.

(g) Property Acquisition Agreements

At February 29, 2004, 390,000 common shares are issuable (2003 – 490,000) by the Company for exploration properties if the properties reach an advanced stage.

13. INCOME TAXES

(a) The income tax provision consists of the following:

	February 29, 2004	February 28, 2003
Current	**$ 17,187**	$ 76,167
Future	**93,071**	93,446
Total	**$ 110,258**	$ 169,613

(b) The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the consolidated earnings before income taxes times the Company's applicable South African (being the principal country in which the Company operates) tax rate of 30% is reconciled as follows:

	February 29, 2004	February 28, 2003
Income taxes computed using the Company's tax rate	**($ 830,013)**	$ 27,591
Adjust for:		
Non-deductible items	**143,235**	114,315
Income of subsidiaries subject to tax at different rates	**(1,692)**	(60,656)
Losses not previously recognized or tax effected	**798,728**	88,363
Income tax	**$ 110,258**	$ 169,613

(c) The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

	February 29, 2004	February 28, 2003
Future tax assets:		
Environmental reclamation	**$ 134,054**	$ 245,283
Accounts payable, primarily for accrued leave	**25,921**	21,550
Net future tax assets	**159,975**	266,833
Future tax liabilities:		
Prepaids and inventory	**11,377**	95,564
Mining interests	**884,095**	828,628
Capital assets	**3,061**	7,107
Exploration properties	**447,038**	360,332
Total gross deferred tax liabilities	**1,345,571**	1,291,631
Net future tax liability	**$ 1,185,596**	1,024,798

14. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Year ended February 29, 2004	Year ended February 28, 2003
Administrative services [1]	**$ 309,000**	$ 309,000
Consulting fees [2]	**6,310**	15,485

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract has a term of two years and automatically renews for one year. AfriOre may terminate the agreement after the first year by either giving 12 months notice or 90 days notice and paying $80,000.
2. Paid to companies sharing a common director.

AfriOre maintains its bank account in Barbados with a firm managed by a director that provides general banking services at market rates.

15. EARNINGS (LOSS) PER COMMON SHARE

(a) The following table sets forth the computation of diluted earnings per share.

	Year ended February 29, 2004	Year ended February 28, 2003
(i) Basic		
Numerator		
Loss for the year	**($ 2,876,967)**	($ 77,643)
Denominator		
Weighted average number of shares	**28,004,413**	25,359,887
Basic loss per share	**($ 0.10)**	$ 0.00
(ii) Diluted		
Loss for the year	**(2,876,967)**	(77,643)
Denominator		
Weighted average number of shares	**28,004,413**	25,359,887
Potential issuance of shares from stock options	**–**	–
	28,004,413	25,359,887
Diluted loss per share	**($ 0.10)**	($ 0.00)

2,485,000 share options (2003 – 2,400,000) have been excluded in the calculation as their exercise would be anti-dilutive. Shares issuable in respect of property acquisition agreements have also been excluded from the calcultion of diluted EPS.

(b) The total pro forma value of options granted in two tranches to employees in the year ended February 29, 2004 was $349,376 (2003: $111,278). This value was estimated at the date of the grants using the Black-Scholes option pricing model with the following weighted assumptions for each tranche: exercise price $0.80 and $0.91; expected term four years for both tranches, volatility 83.4% and 100.8%, risk-free rate 3.58% and 3.90% and an expected dividend yield of 0% since no dividend payments were made. The resulting pro forma earnings and earnings per share are as follows:

	Year ended February 29, 2004	Year ended February 28, 2003
Loss for the period	**($ 2,876,967)**	($ 77,643)
Compensation expense – options	**(349,376)**	(111,278)
Pro forma loss for the year	**($ 3,226,343)**	($ 188,921)
Loss per common share	**($0.10)**	($0.00)
Pro forma loss per common share	**($0.12)**	($0.00)

16. FUTURE SALES

In 2003, the Company entered into sales contracts with respect to the sale of coal. Under the terms of these contracts, the Company committed to sell approximately 90,000 tonnes of coal during the calendar year 2003. The contracts provided the Company with a fixed price in USD. The customer was required either to purchase the coal at an agreed price or to pay the Company for the coal it had committed to purchasing. At the time of this report, no new contracts of this nature had been entered into, with sales being made on "spot".

17. SUPPLEMENTARY INFORMATION

(a) Change in non-cash working capital items

	Year ended February 29, 2004	Year ended February 28, 2003
Decrease (increase) in current assets:		
Receivables	**$ 527,604**	$ 352,005
Inventories	**190,158**	56,328
Other	**(8,087)**	21,097
Increase (decrease) in current liabilities:		
Taxes payable	**995**	(226,510)
Accounts payable and accruals	**(399,999)**	(147,582)
Net operating working capital change	**$ 310,671**	$ 55,338

(b) Cash paid for taxes and interest

	Year ended February 29, 2004	Year ended February 28, 2003
Cash paid for taxes	**$ 40,697**	$ 311,479
Cash paid for interest	**$ 106,218**	$ 95,667

18. PENSIONS

AfriOre provides retirement benefits for its eligible employees. Certain categories of employees moved onto a cost-to-company employment basis during the year. Consequently contributions for those employees were no longer made in the year. The contributions paid to fund obligations for the payment of benefits are charged against income in the year of payment. There are four independently managed funds, which are defined-contribution plans. They are all subject to the South African Pension Funds Act, 1956. The value of contributions in the current year was R383,114 ($72,064) and R706,393 ($111,045) in the previous year.

19. OTHER INCOME

Other income is comprised as follows:

	Year ended February 29, 2004	Year ended February 28, 2003
Interest	**$ 91,583**	$ 112,900
Amortization of deferred gain	**189,157**	189,157
General	**51,575**	–
Management fees and rent	**412,440**	272,743
	$ 744,755	$ 574,800

20. JOINT VENTURE

AfriOre's interest in the SLJV is its only reportable segment. The SLJV produces and markets anthracite. The accounting policies used in these segments are the same as those described in Note 2.

	Year ended February 29, 2004			Year ended February 28, 2003		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$ 4,180,939**	**$ –**	**$ 4,180,939**	$ 2,118,733	$ –	$ 2,118,733
Export sales	**3,946,150**	**–**	**3,946,150**	6,571,131	–	6,571,131
	8,127,089	**–**	**8,127,089**	8,689,864	–	8,689,864
Production costs	**(7,725,213)**	**–**	**(7,725,213)**	(6,490,288)	–	(6,490,288)
Depreciation and amortization	**(561,129)**	**(47,390)**	**(608,519)**	(535,988)	(47,390)	(583,378)
	(159,253)	**(47,390)**	**(206,643)**	1,663,588	(47,390)	1,616,198
Other income and expenses	**(519,030)**	**933,853**	**414,823**	(498,204)	754,831	256,627
Corporate and exploration expenses	**(309,734)**	**(2,665,155)**	**(2,974,889)**	226,935	(2,007,790)	(1,780,855)
Income (loss) before tax	**(988,017)**	**(1,778,692)**	**(2,766,709)**	1,392,319	(1,300,349)	91,970
Taxes (recovery)	**36,245**	**74,013**	**110,258**	(16,323)	185,936	169,613
Net income (loss)	**($ 1,024,262)**	**($ 1,852,705)**	**($ 2,876,967)**	$ 1,408,642	($ 1,486,285)	($ 77,643)
Total assets						
South Africa	**$ 8,746,727**	**$ 4,449,999**	**$ 13,196,726**	$ 8,989,330	$ 1,596,116	$ 10,585,446
Other Africa	**–**	**1,305,622**	**1,305,622**	–	153,283	153,283
Barbados/Canada	**–**	**2,448,808**	**2,448,808**	–	813,237	813,237
	$ 8,746,727	**$ 8,204,429**	**$ 16,951,156**	$ 8,989,330	$ 2,562,636	$ 11,551,966
Cash from operating activities	**$ 537,311**	**($ 1,925,957)**	**($ 1,388,646)**	$ 366,976	$ 5,159	$ 372,135
Cash from investing activities	**(471,115)**	**(2,385,766)**	**(2,856,881)**	(321,580)	(733,941)	(1,055,521)
Cash from financing activities	**(166,429)**	**7,415,194**	**7,248,765**	(533,863)	34,499	(568,362)

On April 30, 1999, AfriOre completed the acquisition of a joint venture interest. The joint venture consists of TWF and the SLJV. In order to effect the acquisition, the Company contributed certain mineral properties (the "Coal Properties") and in return the joint venture partner contributed cash of $6.2-million. TWF was purchased by the joint venture for R25.25-million in cash ($6.2-million) and R10-million ($2.4-million) due in 2004. The fair value of the amount due in 2004 (the "deferred purchase price") was estimated to be $1.0-million (AfriOre's share $0.5-million) at the time of the acquisition. The discount from face value is being amortized over the term to maturity. The liability of $986,562 (2003: $769,079) has been reclassified from a long-term to a current liability as it is payable within 12 months.

The Company recorded a deferred gain of $2,837,354 on the transaction. The deferred gain resulting from the transaction is being amortized over the estimated life of the coal assets on acquisition (15 years). In addition, the Company received $634,000 in respect of the Coal Properties, which was recognized in income.

Together, TWF and the SLJV comprise the Company's reportable segment, referred to in the table under Joint Venture on the previous page as the SLJV.

Coal sales to significant customers as a percentage of the total value of sales were as follows:

	February 29, 2004	February 28, 2003
Customer A	**29%**	32%
Customer B	**23%**	14%
Customer C	**13%**	2%
Customer D	**11%**	8%
Customer E	**7%**	16%

21. SUBSEQUENT EVENT

Subsequent to year-end, the IDC provided a loan to the SLJV for R10-million (R5-million attributable to AfriOre) to finance the deferred payment due to Kangra (Pty) Limited for the purchase of Springlake Colliery. The loan bears interest at the South African prime overdraft rate and is repayable in 36 equal monthly instalments, the first of which shall be paid on November 1, 2004. The loan is secured by a pledge of moveable assets of the SLJV and a pledge of the shares of TWF held by AfriOre South Africa Limited.

Supplement to the Consolidated Financial Statements

(Unaudited, prepared by management)

At the date of filing the year-end audited statements on SEDAR, the following items were outstanding:

1. 31,896,520 common shares.
2. 1,300,000 warrants. Each warrant is exercisable to April 4, 2005 and can be exchanged for one common share at an exercise price of $0.55.
3. 392,414 warrants. Each warrant is exercisable to October 24, 2004 and can be exchanged at an exercise price of $0.65 for one common share.
4. 2,485,000 stock options at an average price of $0.65 maturing various dates until December 17, 2008.
5. 513,209 Agents options and compensation warrants at an average price of $0.75 maturing various dates until April 30, 2005.
6. 1,538,454 warrants. Each warrant is exercisable to March 25, 2005 and can be exchanged at an exercise price of $0.80 for one common share.

DIRECTORS
Stuart R. Comline
Thomas A. Di Giacomo *†
Derek L. Kyle †
E. Adrian Meyer *†
Warren E. Newfield
Martin L. Rosser *
G. Michael van Aswegen
** Members of Audit & Corporate Governance Committees*
† Members of the Compensation Committee

MANAGEMENT
Stuart R. Comline,
Chairman

G. Michael van Aswegen,
President and Chief Executive Officer

Mark R. Snelling,
Vice President, Coal Operations

Bruce P. Tanner,
Chief Financial Officer and
Chief Operating Officer Coal

Vere P. Brathwaite,
Corporate Secretary

Sue M. J. Myburgh,
Manager, Finance

A. Kobie (J) du Toit,
Manager, Mineral Rights

REGISTERED HEAD OFFICE
41 Roebuck Street
Bridgetown, Barbados
Tel: (212) 386-5496 Toll: (800) 364-1782
Fax: (212) 386-5425
E-mail: info@afriore.com

SOUTH AFRICAN OFFICE
AfriOre (Pty) Limited
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909 Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services,
Vancouver and Toronto, Canada

BANKERS
AfriOre Limited
Citadel Bank & Trust Inc., Bridgetown, Barbados

AfriOre (Pty) Limited
First National Bank, Johannesburg, South Africa

LEGAL COUNSEL
AfriOre Limited
Hampton Chambers, Attorney-at-law,
Bridgetown, Barbados
Goodman and Carr, Toronto, Canada

AfriOre (Pty) Limited
Denys Reitz, Johannesburg, South Africa
Taback and Associates (Pty) Limited,
Johannesburg, South Africa

AUDITORS
AfriOre Limited
KPMG, Bridgetown, Barbados

AfriOre (Pty) Limited
KPMG Inc., Johannesburg, South Africa

FOR INVESTOR INFORMATION CONTACT
Alan Friedman
Tel: (416) 361-9636 Fax: (416) 361-0330
Web site: www.afriore.com
Springlake web site: www.springlake.co.za
E-mail: info@afriore.com
CUSIP 007972
Listed in Standard & Poor's Corporation Records
SEC 12g 3-2(b) exemption 82-4514

SHARE INFORMATION
(AS AT JUNE 11, 2004)

Listing	TSX:AFO
Shares Outstanding	31,896,520
Fully Diluted	38,697,230
Price	$0.50

EXCHANGE RATES
Unless otherwise indicated, all dollar amounts in this annual report are expressed in Canadian dollars. The following table reflects the rate of exchange for Canadian dollars in effect at the end of each of the following periods and the average rates of exchange during each such period.

	2004	2003
South Africa Rand:		
Rate at end of period	**$0.2024**	$0.1838
Average rate for the period	**$0.1881**	$0.1572
United States Dollar:		
Rate at end of period	**$1.3401**	$1.4871
Average rate for the period	**$1.3657**	$1.5584

AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados
Tel: (212) 386-5496 • Toll: (800) 364-1782 • Fax: (212) 386-5425
Web Site: www.afriore.com • E-mail: info@afriore.com

AFRIORE LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of the shareholders of AfriOre Limited (the "Company") will be held at 41 Roebuck Street, Bridgetown, Barbados on August 4, 2004 at the hour of 1 p.m. (Barbados Time), for the following purposes:

1. To receive and consider the financial statements of the Company for the year ended February 29, 2004 and the report of the auditors thereon.

2. To elect directors.

3. To appoint auditors and to authorize the directors to fix their remuneration.

4. To consider, and if thought advisable, to pass, with or without variation, a resolution approving the issuance or possible issuance by the Company in private placements during the twelve months commencing on the date of the Meeting of up to 100% of the number of issued and outstanding common shares (the "Common Shares"), calculated as at the date of the accompanying management proxy circular, subject to certain restrictions. The text of the resolution reads as follows:

   "BE IT RESOLVED THAT:

   The issuance by the Company in one or more private placements during the twelve month period commencing August 4, 2004 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at June 29, 2004, being the date of the management proxy circular describing the advance approval, as more particularly described in and subject to the restrictions described in the Company's management proxy circular dated June 29, 2004, is hereby approved."

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the management proxy circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED the 29th day of June, 2004.

By Order of the Board of Directors

(Signed) George Michael van Aswegen
Director, President and Chief Executive Officer

EXECUTIVE COMPENSATION

The table below sets forth information concerning the compensation of the Company's Chief Executive Officer, Chief Financial Officer and each of the Company's three most highly compensated officers earning in excess of CDN$150,000 per annum (collectively, the "Named Executive Officers") for the Company's fiscal periods ended February 29, 2004, and February 28, 2003 and 2002.

Summary Compensation Table

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
NEO Name and Principal Position	**Financial Period[1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/ SARs[2] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP[3] Payouts ($)**	**All Other Compensation ($)**
George Michael van Aswegen, President and Chief Executive Officer[5]	2004 2003 2002	155,750 140,000 116,667	----- ----- -----	----- ----- -----	----- 75,000 200,000	----- ----- -----	----- ----- -----	----- ----- -----
Bruce P. Tanner, Chief Financial Officer	2004 2003 2002	107,113 71,250 -----	----- ----- -----	----- ----- -----	----- 125,000 -----	----- ----- -----	----- ----- -----	----- ----- -----
Stuart R. Comline, Executive Chairman[4]	2004 2003 2002	166,875 150,000 150,000	----- ----- -----	----- ----- -----	175,000 75,000 115,000	----- ----- -----	----- ----- -----	----- ----- -----
Mark R. Snelling, Vice-President, Operations	2004 2003 2002	167,025 150,000 150,000	----- ----- -----	----- ----- -----	50,000 75,000 75,000	----- ----- -----	----- ----- -----	----- ----- -----

Notes:

(1) *The fiscal year end of the Company was changed in November 2000 from November 30 to the last day of February.*

(2) *Stock appreciation rights.*

(3) *Long term incentive plans.*

(4) *Mr. Comline was appointed Executive Chairman on August 6, 2002. From December 14, 1999 to August 6, 2002, he was President and Chief Executive Officer of the Company.*

(5) *Mr. van Aswegen joined the Company in May, 2001 and was appointed President and Chief Executive Officer on August 6, 2002.*

Stock Option Grants

The following information concerns the grant of options during the fiscal period ended February 29, 2004 to the Company's Named Executive Officers. See "Stock Option Plan" for a full description of the stock option plan of the Company.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on Common Shares of the Company with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Index – Materials (Sector) from November 30, 1998 to February 29, 2004 if $100 was invested and assuming reinvestment of all dividends. Please note that the Company's financial year end was changed in November, 2000 from November 30 to the last day of February. Therefore, performance for the period ended February 28, 2001 represents a 15 month period.


S&P/TSX Composite Index
S&P/TSX Composite Index - Materials (Sector)
AfriOre Limited
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
30 Nov. '98
30 Nov. '99
28 Feb. '01
28 Feb. '02
28 Feb. '03
29 Feb. '04

Compensation of Directors

Unrelated directors of the Company are entitled to receive a fee of $500 for each Board meeting attended, with a minimum of $6,000 per fiscal year, as well as a fee of $500 for each committee meeting attended, to a maximum of $2,000 per fiscal year. Directors participate in the Company's stock option plan. During the fiscal year ended February 29, 2004 options to purchase 350,000 Common Shares were granted to directors other than Mssrs. Comline and Snelling, whose grants of options are set out elsewhere in this management information circular. See "Stock Option Grants".

As explained elsewhere in this circular, certain other corporations or entities in which directors are principals or affiliated with received payments as consideration for consulting and other services provided during the fiscal year ended February 29, 2004. See "Interest of Informed Persons in Material Transactions."

(Ontario, Canada) and Edward Adrian Meyer (Hastings, Barbados). A contract effective August 2001 provides for monthly payments of $25,750 by the Company. During the fiscal period ended February 29, 2004, the total amount of such payments was $309,000. The contract is set to expire in August, 2004, subject to renewal on such terms and conditions as may be agreed upon by the parties. The Company may terminate the agreement at any time by either giving 12 months' notice or 90 days' notice and paying $80,000.

The Company also paid consulting fees to a company in which Derek L. Kyle (a director of the Company) is a shareholder. Such payments amounted to $6,310 during the fiscal period ended February 29, 2004.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of its last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this management proxy circular.

SPECIAL BUSINESS

Advance Shareholder Approval for the Issuance of Shares by Private Placement

The Company from time to time investigates opportunities to raise financing on advantageous terms. It may undertake one or more financings over the next year and expects some of them to be structured as private placements. Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds that it may wish to raise in the future by private placement of its securities.

In particular, management of the Company may consider it to be in the best interests of the Company to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY COMPRISED OF 31,896,520 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON AUGUST 4, 2004 WOULD NOT EXCEED 31,896,520 COMMON SHARES, OR 100% OF THE COMPANY'S ISSUED AND OUTSTANDING AS AT JUNE 29, 2004.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common

1.	***The Board of Directors should explicitly assume responsibility for stewardship of the corporation.***	The Board has a mandate to supervise the management of the business affairs, and to act with a view to the best interest of the Company. Generally, no regular meetings are scheduled. The Board holds ad hoc meetings when required by management to review the business and affairs of the Company and to make any decisions relating thereto. Management is responsible for the strategic planning process, identifying the principal risks of the business of the Company and implementing appropriate systems to manage these risks, the integrity of the internal controls and management information systems of the Company.
2.	***The Board of Directors should be constituted with a majority of individuals who qualify as "unrelated" directors.***	The TSX Guidelines defines an "unrelated director" as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. The Board is currently comprised of eight members, five of whom are "unrelated directors" within the meaning of the TSX Guidelines.
3.	***Disclose for each director whether the director is related and how that conclusion was reached.***	Messrs. Comline, Newfield and van Aswegen are considered related directors. Mr. Comline is the Executive Chairman of the Company. Mr. Newfield is the principal of a company that provides administrative and advisory services to the Company. Mr. van Aswegen is the President and Chief Executive Officer of the Company. The Board, after consultation with outside counsel, has considered the relationship of each outside or unrelated director. The remaining members of the Board are unrelated as such term is defined in the TSX Guidelines.
4.	***The Board of Directors should appoint a committee composed exclusively of outside directors with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.***	As of the date of this management proxy circular, the Board has no formal nominating committee. Management proposes new directors.
5.	***The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.***	As of the date of this management proxy circular, no formal process has been established to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.
6.	***The corporation should provide an education and orientation program for new members of the Board of Directors.***	The Company currently has an informal orientation and education program for new Board members in order to ensure that new directors are familiarized with the Company's business and the procedures of the Board.
7.	***The Board of Directors should examine its size to ensure that it facilitates effective decision-making.***	No formal policy of review has been established. The Board believes that a Board consisting of eight directors is the appropriate size for the Company.

(Ontario, Canada) and Edward Adrian Meyer (Hastings, Barbados). A contract effective August 2001 provides for monthly payments of $25,750 by the Company. During the fiscal period ended February 29, 2004, the total amount of such payments was $309,000. The contract is set to expire in August, 2004, subject to renewal on such terms and conditions as may be agreed upon by the parties. The Company may terminate the agreement at any time by either giving 12 months' notice or 90 days' notice and paying $80,000.

The Company also paid consulting fees to a company in which Derek L. Kyle (a director of the Company) is a shareholder. Such payments amounted to $6,310 during the fiscal period ended February 29, 2004.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of its last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this management proxy circular.

SPECIAL BUSINESS

Advance Shareholder Approval for the Issuance of Shares by Private Placement

The Company from time to time investigates opportunities to raise financing on advantageous terms. It may undertake one or more financings over the next year and expects some of them to be structured as private placements. Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds that it may wish to raise in the future by private placement of its securities.

In particular, management of the Company may consider it to be in the best interests of the Company to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY COMPRISED OF 31,896,520 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON AUGUST 4, 2004 WOULD NOT EXCEED 31,896,520 COMMON SHARES, OR 100% OF THE COMPANY'S ISSUED AND OUTSTANDING AS AT JUNE 29, 2004.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common

Shares on the TSX on the trading date prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next twelve months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, management is requesting shareholders to pass the resolution stated at paragraph 4 of the Notice of Annual Meeting of Shareholders which accompanied this management proxy circular.

The directors of the Company believe the passing of the resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of Common Shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

In order to approve this resolution, a majority of the votes cast at the Meeting must be voted in favour thereof. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The Toronto Stock Exchange has adopted as a listing requirement the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with reference to the TSX Guidelines. The Ontario Securities Commission released corporate governance guidelines for comment on January 16, 2004 (the "OSC Guidelines"). The OSC Guidelines have been proposed in order to improve corporate governance practices in light of recent corporate governance related developments in Canada and in the United States. While the proposed OSC Guidelines are not yet in force, the Corporation's Board of Directors has undertaken to re-examine its corporate governance practices in the context of the proposed OSC Guidelines in order to improve its corporate governance practices and will implement any applicable changes to its practices where appropriate.

Set out below is a description of the Corporation's approach to corporate governance in relation to the TSX Guidelines.

1.	***The Board of Directors should explicitly assume responsibility for stewardship of the corporation.***	The Board has a mandate to supervise the management of the business affairs, and to act with a view to the best interest of the Company. Generally, no regular meetings are scheduled. The Board holds ad hoc meetings when required by management to review the business and affairs of the Company and to make any decisions relating thereto. Management is responsible for the strategic planning process, identifying the principal risks of the business of the Company and implementing appropriate systems to manage these risks, the integrity of the internal controls and management information systems of the Company.
2.	***The Board of Directors should be constituted with a majority of individuals who qualify as "unrelated" directors.***	The TSX Guidelines defines an "unrelated director" as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. The Board is currently comprised of eight members, five of whom are "unrelated directors" within the meaning of the TSX Guidelines.
3.	***Disclose for each director whether the director is related and how that conclusion was reached.***	Messrs. Comline, Newfield and van Aswegen are considered related directors. Mr. Comline is the Executive Chairman of the Company. Mr. Newfield is the principal of a company that provides administrative and advisory services to the Company. Mr. van Aswegen is the President and Chief Executive Officer of the Company. The Board, after consultation with outside counsel, has considered the relationship of each outside or unrelated director. The remaining members of the Board are unrelated as such term is defined in the TSX Guidelines.
4.	***The Board of Directors should appoint a committee composed exclusively of outside directors with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.***	As of the date of this management proxy circular, the Board has no formal nominating committee. Management proposes new directors.
5.	***The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.***	As of the date of this management proxy circular, no formal process has been established to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.
6.	***The corporation should provide an education and orientation program for new members of the Board of Directors.***	The Company currently has an informal orientation and education program for new Board members in order to ensure that new directors are familiarized with the Company's business and the procedures of the Board.
7.	***The Board of Directors should examine its size to ensure that it facilitates effective decision-making.***	No formal policy of review has been established. The Board believes that a Board consisting of eight directors is the appropriate size for the Company.

8.	***The Board of Directors should review the adequacy and form of compensation of directors and ensure that it realistically reflects the responsibilities and risks involved in being an effective director.***	No formal policy has been established in order to ensure that the compensation of the Board reflects the responsibilities and risks involved in being an effective director. Compensation consists of grants of stock options and director fees. See "Executive Compensation – Directors".
9.	***Committees of the Board should be composed of outside directors, a majority of whom are unrelated.***	The Board currently has three committees: the Compensation Committee, the Corporate Governance Committee and the Audit Committee. The Compensation Committee is composed of three members, all of whom are unrelated directors. The Compensation Committee has no formal policies in place to review compensation matters. It reviews management proposals for stock option grants on an ad hoc basis. During the most recently completed fiscal year, the Compensation Committee met once. The Audit Committee is composed of three members, all of which are unrelated directors. The Audit Committee reviews the financial statements and related Management's Discussion and Analysis of the Company and meets with the external auditors as required but at least annually. The Audit Committee met four times during the most recently completed fiscal year. The Board has delegated the functions of the Corporate Governance Committee to the Audit Committee during the year. No meetings were held prior to the fiscal year-end.
10.	***The Board of Directors should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.***	The Board has delegated responsibility for development of the Company's policies with respect to corporate governance issues to the Corporate Governance Committee. The Board of Directors attempts, as far as is practical given the nature of the Company's business and resources, to adhere to the TSX Guidelines. The Corporate Governance Committee is responsible for approving transactions involving the Company and any "related party" (as that term is defined in Ontario Securities Commission Rule 61-501), monitoring the Company's compliance with strategic planning matters, implementing a process for assessing the effectiveness of committees of directors and individual directors, reviewing the organizational structure of the Company, reviewing and monitoring the executive development programs of the Company, and reviewing changes in or additions to compliance policies, standards, codes and programs, as well as applicable legislation.
11.	***The Board of Directors and the Chief Executive Officer together should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board of Directors should approve or develop the corporate objectives which the CEO is responsible for meeting.***	The Board and the CEO have not developed guidelines to the scope and limits of management's responsibilities and powers. In addition to those matters that must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Company are subject to Board approval. The Board of Directors responds to and, if its considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the CEO and management.

12.	***The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.***	While no formal policy has been established to ensure that the Board can function independently of management, the Board believes that it functions independently of management.
13.	***The Audit Committee of the Board of Directors should be comprised only of outside directors. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.***	The Audit Committee is composed of unrelated directors. The Audit Committee monitors audit functions and meets with outside auditors independent of management. Please see Guideline 9 for further details with respect to the mandate of the Audit Committee.
14.	***The Board of Directors should implement a system which enables individual directors to engage outside advisors at the corporation's expense, in appropriate circumstances.***	As at the date of this management proxy circular, no formal policy has been established to enable directors to engage outside advisors at the Company's expense, however, the Board as a whole may consider when it is appropriate to engage outside advisors in appropriate circumstances.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal period ended February 29, 2004 and the report of the auditors thereon will be submitted to the Meeting. Receipt at such Meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at www.sedar.com. To request copies of the Company's financial statements and related Management's Discussion and Analysis, please contact the Company at:

AfriOre Limited
41 Roebuck Street
Bridgetown, Barbados

Tel: 212.386.5496 / 1.800.364.1784
Fax: 212.386.5425

E-mail: info@afriore.com

GENERAL

Except where otherwise indicated, information contained herein is given as of June 29, 2004.

The undersigned hereby certifies that the directors of the Company have approved the contents and the sending of this management proxy circular.

DATED this 29th day of June, 2004.

"*George Michael van Aswegen*"

George Michael van Aswegen
Director, President and Chief Executive Officer

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